AVALON VENTURES LTD.
VSE-AVL

130 Adelaide Street W, Suit
Tel: (416) 364-49.
E-Mail admin(
Internet: www.
........s.com

07021834

FILE NO. 82-4427

March 9, 2007

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

Office of International Corporate Finance
US Securities & Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D. C. 20549
USA

SUPPL

Attention: Mr. Michael Coco

Dear Mr. Coco:

Re: Avalon Ventures Ltd. (the "Company") – File No. 82-4427

Please be advised the attached disclosure documents have been filed by the Company in Canada and are being sent to you for filing with the US Securities & Exchange Commission.

1. News Releases dated September 22, 2006, October 17, 2006, October 31, 2006, November 20, 2006, December 7, 2006, December 29, 2006, January 4, 2007, January 8, 2007, January 22, 2007, January 30, 2007, February 26, 2007.

2. Interim Financial Statements and related MD&A for the first quarter ending November 30, 2006.

3. The CEO and CFO Certifications – Form 52-109FS, for the interim period ending November 30, 2006.

4. Material Change Reports dated December 28, 2006 and January 19, 2007.

5. Private Placement Notice Form – Form 4B, filed with the TSX Venture Exchange on December 21, 2006.

6. Report of Exempt Distribution – Form 45-106F1, dated January 3, 2007.

dw 3/15

7. Information Circular, Form of Proxy for Annual General meeting and notice for 2007 Annual General Meeting held on January 23, 2007.

8. Annual Report 2006, including audited Financial Statements and MD&A for the year end August 31, 2006.

9. The CEO and CFO Certifications – Form 52-109FS, for the interim period ending August 31, 2006.

10. Class 3B Reporting Issuers – Participation Fee – Form 13-502F3B for the fiscal year end date used to calculate capitalization, dated August 31, 2006.

11. SEDI (System for Electronic Disclosure by Insiders) Report of Insider Transaction Details dated March 5, 2007 for the period from October 1, 2006 to February 28, 2007.

I trust the enclosed documentation is satisfactory but should you have any concerns do not hesitate to contact me. I apologize for the delay in delivery on some of these documents. This was due to the abrupt departure of our Corporate Secretary on September 30, 2006, and subsequent difficulty in recruiting new administrative support. Henceforth, we will resume more regular filings.

Yours truly,

AVALON VENTURES LTD.

Donald S. Bubar, P. Geo.
President and CEO

Encl.

c.c. Jeffrey T. K. Fraser, LLB,
Lexus Law Group
1550-1185 West Georgie Street
Vancouver, B.C. V6E 4E6

FILE NO. 82-4427

AVALON VENTURES LTD.
AVL:TSXV


RARE METALS
COPPER-GOLD
SILVER-COBALT

AVALON VENTURES LTD. (AVL:TSXV) IS A CANADIAN JUNIOR MINERAL EXPLORATION AND DEVELOPMENT COMPANY.

Additional rare earth element potential indicated for Avalon's North T deposit at Thor Lake, NT

September 22, 2006

TORONTO, Sep. 22, 2006 (Canada NewsWire via COMTEX News Network) --

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to provide the following progress report from the Company's three active rare metals projects. All three rare metals projects are 100% owned by the Company.

Thor Lake Rare Earth Elements and Beryllium

A field program to carry out additional sampling of historical drill cores from the Lake Zone for rare earth element ("REE") mineralization was completed in early August. Analytical and petrographic data from these samples, when received, will be utilized by the Company's consultants, Wardrop Engineering ("Wardrop"), to complete the scoping study on the rare earth element development potential at Thor Lake in October.

Wardrop is also conducting an audit of resources in the North T Beryllium-REE deposit. This audit has revealed the presence of a zone containing high yttrium and low beryllium values, which was not included in the historic resource estimates for the North T deposit. The high yttrium values are indicative of the presence of significant REE mineralization.

Mineralogical studies have shown that REE mineralization in the North T Zone is primarily contained in the mineral xenotime (YPO(4)), a mineral that is currently in high demand because of its characteristic enrichment in the more valuable heavy rare earth elements ("HREE"). Consequently, a new resource calculation will be undertaken for the North T deposit in order to include zones of REE mineralization that did not contain sufficient beryllium mineralization to warrant inclusion in previous beryllium-based resource estimates.

Earlier this month, Company representatives attended a rare metals conference in Beijing, China in order to gather information on the state of the global rare earths industry and introduce the Thor Lake project to major players in the rare earth element industry in China. The Company's mineralogical consultant, Dr. A. N. Mariano, gave a presentation at the conference entitled "Evaluating REE and Y deposits - Distinguishing the Good from the Bad", in which he explained why REE deposits like Thor Lake, containing an abundance of HREE-enriched minerals such as xenotime and fergusonite, represent more attractive exploration targets than deposits enriched in the light rare earths ("LREE's" dominantly lanthanum and cerium).

Following the conference, Company representatives visited and toured two REE production facilities in China. The Chinese REE producers indicated that significant demand for new supplies of REE mineral concentrates only exists for concentrates of minerals such as xenotime, containing relatively high levels of HREE's notably terbium, europium and dysprosium as well as neodymium. These producers also confirm that markets for LREE's are well-supplied from existing operations in China, which produces over 95% of world REE supply. Contrary to some recently-published commentaries, China will continue to supply world markets with LREE products, with export restrictions only being applied to mineral concentrates requiring further upgrading and not the value-added products required by world markets.

Accordingly, the Company will be making the evaluation of the HREE potential of North T deposit a high priority in the overall evaluation of the REE potential at Thor Lake.

Separation Rapids Lithium Feldspar

The 300 tonne bulk sample prepared earlier this summer is now being readied for shipment to the customer, which expects to have its pilot plant ready for operation later this fall.

Warren Township Calcium Feldspar (Anorthosite)

Preparations are continuing to produce a 250 tonne bulk sample of the Company's calcium feldspar product for a new potential customer in the glass industry. Two more potential sites for preparing the sample are being evaluated for suitability from both a cost and efficiency standpoint. Arrangements are now being made with a local mining contractor to extract the sample in October with the objective of delivering the processed product sample for a furnace trial before year-end. Positive results from this trial could lead to a commercial supply contract.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 47,602,598. Working Capital: $1.8 million.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00007482E

SOURCE: Avalon Ventures Ltd.

Investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at (416) 364-4938

FILE NO. 82-4427

AVALON VENTURES LTD.
AVL:TSXV

AVALON VENTURES LTD. (AVL:TSXV) IS A CANADIAN JUNIOR MINERAL EXPLORATION AND DEVELOPMENT COMPANY.

Phase 1 Drilling Program Commences on U6 Savant Gold Project

October 17, 2006

ORONTO, Oct. 17, 2006 (Canada NewsWire via COMTEX News Network) --
Incentive Stock Options Granted

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce that a Phase 1 diamond drilling program has commenced on the U6 Savant gold project located near Savant Lake, Ontario. The program will involve a minimum of 600 metres of drilling in 4 holes to test gold-bearing structures identified in 2005 from compilation work and a geological mapping program.

The top priority target is a broad shear zone intersected in historical drilling which produced assays of up to 0.65 g/t gold over 36.0 metres with some narrow higher grade intervals assaying up to 10.2 g/t gold over 0.5 metres. The zone remains open to depth and along strike for delineating zones of economic grade gold mineralization, and has yet to be tested across its full width which has been estimated to be in the order of 100 metres. The drill program will also test another parallel gold-bearing shear zone where grab samples have returned assays of 26.7 g/t Au and 6.2 g/t Au respectively. Channel samples collected in 2005 from this zone produced assays of 1.25 g/t Au over 1 metre and 2.72 g/t Au over 0.9 metres and 3.15 g/t Au over 1 metre.

The drilling program is being supervised by Mr. Michel Dumoulin, P.Geo. of Eveleigh Geological, Thunder Bay, Ontario. The drilling should be completed in 7-10 days. Assays will be announced when they become available.

The U6 Savant property is held under option from Teck Cominco Limited, with the Company having the right to earn a 100% interest, subject to a 2% NSR royalty, by spending $500,000 on exploration work over four years. Under the option agreement, Teck Cominco retains certain back-in rights to re-acquire a 65% interest in the property first by funding 2.5 times Avalon's expenditures to earn an initial 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest. Ultimately, upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging the project financing required to bring a mine into production.

Incentive Stock Options

The Company also announces that it has granted an aggregate of 400,000 incentive stock options exerciseable at a price of $0.80 per share, of which 300,000 are granted to a senior officer to replace options which had recently been exercised just prior to their expiry, and 100,000 are granted to a new investor relations consultant. The consultant's options will vest at the rate of 25% every three months following the date of grant of the options and any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including three projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com.
Shares Outstanding as at the date of this release: 48,527,598. Working Capital: $2.0 million

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00007482E

SOURCE: Avalon Ventures Ltd.

Investors are invited to e-mail their questions and correspondence to AVL@agoracom.com, or phone Don Bubar, P.Geo. President, at 416-364-4938

FILE NO. 82-4427

AVALON VENTURES LTD.
AVL:TSXV


RARE METALS
COPPER-GOLD
SILVER-COBALT

AN EMERGING PRODUCER OF MINERALS FOR HIGH TECHNOLOGY COMBINED WITH WORLD-CLASS EXPLORATION UPSIDE

Strong new off-hole conductor detected on Red Hill VMS project - Drilling completed at U6 Savant Gold project

October 31, 2006

TORONTO, Oct. 31, 2006 (Canada NewsWire via COMTEX News Network) --

Avalon Ventures Ltd. (TSX-V: AVL) (the "Company") is pleased to provide the following progress report on its Red Hill copper-zinc-silver-gold project and U6 Savant gold project.

Red Hill Copper-Zinc-Silver-Gold VMS Project

The Company is pleased to announce that, further to its news release dated August 1, 2006, recently-completed down-hole Pulse EM surveys have detected a strong new off-hole Pulse EM conductor in the vicinity of hole RH-06-25 drilled on the Red Hill project, Kamloops, B.C. in July, 2006. This hole produced a high-grade copper-zinc-silver-gold intersection assaying 10.15% copper, 5.45% zinc, 1.41g/t gold and (greater than)30.0ppm silver over 1.74 metres which is believed to represent a faulted slice from a larger massive sulphide body. The Pulse EM survey was designed to locate the offset continuation of this mineralization, and the conductor detected represents an attractive drill target to test for this continuation. The work was carried out by Frontier Geosciences Inc. of North Vancouver, B.C. and a final report on the work is pending.

Further work is required to define the extent of the volcanogenic massive sulphide ("VMS") mineralization on the Red Hill property, which covers a 16km strikelength of favourable geology that, for the most part, is little-explored. Accordingly, the Company is also planning to carry out a deep-penetrating and high resolution airborne EM survey to cover the entire property and look for additional VMS targets, once a survey system becomes available.

Complete assay results and collar locations for the four holes drilled in 2006 are provided in the table below. Plans are now being developed for a follow-up drilling program to begin after the airborne survey has been completed and when a rig and crew becomes available. Overall project supervision is being provided by by Dr. J-P. Desrochers, P.Geo., while the 2006 drilling program was supervised Dr. D. L. Trueman, P.Geo.

U6 Savant Gold Project

The Phase 1 drilling program on the U6 Savant Gold project located near Savant Lake, Ontario, was completed last week with a total of 978 metres drilled in six holes. The core was transported to a warehouse in Thunder Bay where it will be logged in detail this week and the mineralized intervals split for assay. Zones of disseminated pyrite-pyrrhotite-chalcopyrite mineralization similar to those which have produced significant gold values in previous work were intersected in all six holes. The most encouraging-looking mineralization was intersected in hole 06-03 which tested the previously-undrilled "T67 Zone" where two grab samples containing visible chalcopyrite mineralization assayed 26.7 g/t Au and 6.2 g/t Au and channel samples collected in 2005 assayed 1.25 g/t Au over 1 metre and 2.72 g/t Au over 0.9 metres and 3.15 g/t Au over 1 metre. Hole 06-03 intersected a 12 metre long interval in a silicified shear zone containing 1-10% pyrite-pyrrhotite-chalcopyrite mineralization that appears to correlate with the surface showing. This zone will be sampled as the first priority and assays will be announced when they become available. Mitch Dumoulin, P.Geo. supervised the field work.

Both the Red Hill and U6 Savant properties are held under option from Teck Cominco Limited, with the Company having the right to earn a 100% interest in each property, subject to a 2% NSR royalty, by spending $1.2 million on exploration work over four years in the case of Red Hill, and $500,000 over four years, in the case of U6 Savant. Expenditures to date by the Company on Red Hill total approximately $600,000 and on U6 Savant, once the current program is completed, cumulative expenditures will total close to $200,000.

Under the option agreement, Teck Cominco retains certain back-in rights to re-acquire a 65% interest in each of the two properties first by funding 2.5 times Avalon's expenditures to earn an initial 51% interest, then by completing a feasibility study on the property at its sole cost to earn an additional 14% interest. Ultimately, upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging the project financing required to bring a mine into production. Both option agreements remain in good standing.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including three projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 48,527,598. Working Capital: $2.0 million.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

<<

RED HILL DIAMOND DRILLING DATA TABLES

Hole No.	Northing (m)	Easting (m)	Az	Dip	Length (m)
RH-05-23	5612636	617080	090	-75	175.90
RH-06-24	5612671	617053	060	-72	283.77
RH-06-25	5612671	617053	060	-82	270.05
RH-06-26	5612701	617047	060	-75	262.13
RH-06-27	5612701	617047	060	-82.5	300.53
Total 2006					1116.48

Note: Easting and Northing coordinates are in UTM 83, zone 10.

ASSAY DATA FOR DIAMOND DRILLING LOGS

Hole Number | From (m) | To (m) | Length (m) | Cu (%) | Zn (%) | Au (g/t) | Ag (g/t) | Comments

77.00 78.35 1.35 2.08 ND 7.50 ND Pyrite-chalcopyrite stringers and semi-massive sulphides

99.15 102.10 2.95 0.56 ND 0.79 ND Pyrite-chalcopyrite stringers and semi-massive sulphides

RH05-23

148.9 151.52 2.62 0.25 0.05 0.65 ND Massive pyrite-chalcopyrite-pyrrhotite

Incl. 148.9 149.55 0.65 0.48 0.13 1.40 0.1

RH06-24 144.00 145.00 1.00 0.02 1.16 0.17 0.9 Semi-massive to

massive pyrite and

pyrrhotite lens

RH06-24 146.00 163.47 17.47 0.26 ND ND ND Semi-massive to

massive pyrite and

pyrrhotite lens

RH06-25 151.45 152.41 0.96 ND 0.9 ND ND Semi-massive to

massive pyrite and

pyrrhotite lens

RH06-25 188.05 188.39 0.34 0.81 1.12 ND 2.9 Semi-massive to

massive pyrite and

pyrrhotite

RH06-25 214.01 216.05 2.04 8.97 4.96 1.27 (greater Massive

than) banded

30.0 chalcopyrite-

Incl. 214.01 215.75 1.74 10.15 5.45 1.41 (greater sphalerite

than)

30.0

149.05 151.06 2.01 0.14 0.14 2.59 ND Disseminated and

stringers of

chalcopyrite-

pyrite-pyrrhotite

RH06-26 ---

160.38 162.39 2.01 0.11 ND ND 0.3 Disseminated and

stringers of

chalcopyrite-

pyrite-pyrrhotite

RH06-27 179.61 183.18 3.57 0.18 ND 0.17 1.12 Disseminated and

stringers of

chalcopyrite-

pyrite-pyrrhotite

- ND: none detected

>>

%SEDAR: 00007482E

SOURCE: Avalon Ventures Ltd.

Investors are invited to e-mail their questions and correspondence to AVL@agoracom.com, or phone Don Bubar, P.Geo., President, at (416) 364-4938

FILE NO. 82-4427

AVALON VENTURES LTD.

AVL:TSXV


RARE METALS
COPPER-GOLD
SILVER-COBALT

AVALON VENTURES LTD. (AVL:TSXV) IS A CANADIAN JUNIOR MINERAL EXPLORATION AND DEVELOPMENT COMPANY.

Avalon acquires rights to part of past-producing East Kemptville tin deposit, Yarmouth Co., N.S., as a potential resource of the rare metal Indium

November 20, 2006
TORONTO, Nov. 20, 2006 (Canada NewsWire via COMTEX News Network) --

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to announce that it has acquired mineral rights to 880 acres of land covering the southwestern part of the East Kemptville tin-copper-zinc-rare metal deposit under a Special Licence granted recently by the Province of Nova Scotia. The Company has also acquired a second contiguous exploration licence covering an additional 1440 acres along strike to the southwest, in an area known as Ike's Ridge, bringing the Company's combined landholdings in the area to 2320 acres.

The Company was attracted to the East Kemptville area because of its potential to host resources of Indium, a rare metal now in high demand due to its use in thin film coatings in flat screen TV's and computer monitors. Indium prices reached a high of US$1060/kg in 2005 and it is currently offered at US$750/kg. Primary indium supplies are presently constrained as the metal is only produced as a by-product of the smelting of zinc concentrates. One of the few geological environments where indium is enriched is in greisen-type tin-zinc-copper deposits such as that which was historically mined (primarily for tin) at East Kemptville, Nova Scotia.

Little direct evidence of indium enrichment in the mineralized zones at East Kemptville existed until 2005 when the Company undertook analytical work specifically for indium on drill cores archived at the N.S. Department of Natural Resources ("NSDNR") core library. This work revealed the presence of highly anomalous indium values of up to 120 ppm associated with disseminated zinc mineralization from the Baby Zone, a mineralized greisen located peripheral to the main tin deposit. Anomalous levels of other rare metals such as tungsten, gallium and germanium were also detected in the Baby Zone samples. The Special Licence covers the Baby Zone area as well as potential new zones or extensions to the southwest.

The Baby Zone has been described by NSDNR geologists as a relatively high-grade tin satellite deposit that was developed and mined for a brief period shortly before the operation closed in 1992. Historical resources in this deposit were not separately reported although the tin grade was apparently higher than the 0.206% Sn average grade for the total resource estimate that was in the public domain at the time of mine closure. It has also been reported anecdotally that the copper-zinc sulphide content in this deposit was higher than what was typical of the main tin deposit, which is significant with respect to its potential for hosting high concentrations of indium.

The Company's plans for the project in the short term are to complete a detailed compilation of historical data for the project area including re-logging, assaying and mineralogical study of additional drill core from the Baby Zone that may be archived at the NSDNR core storage facility. This work will be carried out by Hudgetec Consulting (Bruce Hudgins, P.Geo.), Dartmouth N.S. Once the compilation work is completed, a follow-up drilling program will be designed to establish a new resource estimate for the Baby Zone and test other target areas along strike to the southwest.

Surface rights to the mine area are still retained by a local subsidiary of BHP Billiton, which is continuing to conduct environmental remediation work at the site. The exploration target area was carefully selected to ensure that the Company's future exploration activities would not conflict with this work. The Company looks forward to closely co-operating with BHP Billiton personnel. Ultimately, the discovery of a new indium-rich tin-zinc-copper resource could lead to new opportunities to revitalize this former mining area to the benefit of all stakeholders, and the local community in Yarmouth County.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including three projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 48,817,248. Working Capital: $1.8 million.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00007482E

SOURCE: Avalon Ventures Ltd.

Investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at (416) 364-4938

FILE NO. 82-4427

AVALON VENTURES LTD. AVL:TSXV


RARE METALS
COPPER-GOLD
SILVER-COBALT

Avalon Arranges Private Placement of 1,500,000 Flow-through Units

December 7, 2006

TORONTO, Dec. 7, 2006 (Canada NewsWire via COMTEX News Network) --

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that, subject to regulatory approval, it has arranged $1,575,000 in flow-through financing through the non-brokered private placement of a total of 1,500,000 units at a price of $1.05 per unit.

Each unit consists of one flow-through common share and one-half of one share purchase warrant. One whole warrant will entitle the holder to purchase one non-flow-through common share at a price of $1.35 for a one year period from the date of issuance. A 3% cash finders fee is payable on 600,000 units. No commissions or finders fees are payable on the balance of the units to be placed.

The proceeds of the private placement will be used to fund exploration drilling programs in 2007 on the Company's Thor Lake and East Kemptville rare metals projects and the Red Hill copper-zinc-silver project. The private placement is expected to close within the next two weeks.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. Avalon currently holds a valuable portfolio of advanced stage projects, including three projects at the feasibility stage, that have received considerable interest from around the world. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 48,817,248. Working Capital: $1.8 million

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

NEWS RELEASE

December 29, 2006 **No. 06-14**

AVALON CLOSES $1,575,000 PRIVATE PLACEMENT

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that further to the Company's news release dated December 7, 2006, the non-brokered private placement of flow-through units at a price of $1.05 per unit has now closed with the issuance of 1,500,000 units to the subscribers. Each unit consists of one flow-through common share and one-half of one non-flow-through common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $1.35 for a one year period expiring on December 28, 2007.

A 3% cash finders fee was paid on the placement of 600,000 units with an institution. Insiders subscribed for 525,000 units. The securities issued and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on April 29, 2007.

The proceeds of the private placement, totaling $1,575,000, will be used to fund exploration programs in 2007 on the Company's Thor Lake and East Kemptville rare metals projects, and the Red Hill copper-zinc-silver project.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at the feasibility stage. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release (including this private placement): 50,342,248. Cash resources: $3.1 million

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FILE NO. 82-4427

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

January 4, 2007 **No. 07-01**

Avalon to Proceed with Bulk Sampling Program at Warren Township Anorthosite Project, Timmins, Ontario

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that it has signed a letter agreement with a major North American glass manufacturer to deliver a minimum 500 tonne bulk sample of calcium feldspar product from the Warren Township Anorthosite Project for a full-scale furnace trial at one of its U.S. glass manufacturing facilities. A successful trial would lead to a long term supply contract, allowing the Company to develop a quarry, build a production facility and commence commercial production once all operating permits are in place.

Two potential toll milling facilities were identified that are equipped to do the processing work and produce the required size and quality of product sample, and a site located in southern Alberta has been selected to do the work. The entire bulk sampling program cost including sample extraction, shipping, processing, supervision and permitting has been conservatively budgetted at $500,000 of which approximately one-third will be funded by the customer. The process flowsheet is a relatively simple one involving dry grinding and magnetic removal of the very small amounts of contained ferro-magnesian minerals from the ore.

The work program is scheduled to commence in January under a bulk sampling permit obtained from the Ministry of Northern Development and Mines. In anticipation of a successful trial, the Company has already initiated the preparation of operating permit applications, environmental assessments and community consultation work as required under relevant provincial legislation. This work is being carried out by Fudge & Associates of North Bay, ON. Overall project supervision is being provided by Don Hains, P. Geo., Hains Technology Associates.

The calcium feldspar product is being evaluated by the customer as an alternative raw material for certain fiberglass applications offering potential product quality, cost and environmental benefits including reduction of greenhouse gas emissions. Commented Company President Don Bubar, "It is our strategy to position Avalon as a supplier of a range of mineral products offering environmental benefits either directly, as in this application, or indirectly by being used in alternative energy applications. We are excited at having the opportunity to demonstrate the effectiveness of our calcium feldspar product as an environmentally-beneficial glass raw material."

It is expected that the bulk sampling program and furnace trials will be completed over the first six months of 2007 and, if successful, the Company expects to proceed with quarry development and plant construction during the second half of the year. Toll milling alternatives will also be examined to determine if commercial deliveries could be initiated prior to the commissioning of a new

process plant. Current plans are to locate this plant near the project site in the Foleyet area, but other possibilities will also be investigated.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at the feasibility stage. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 50,342,248. Cash Resources: $3.1 million

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FILE NO. 82-4427

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416)-364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

NEWS RELEASE

January 8, 2007 **No. 07-02**

Avalon Announces new Executive Appointments and Head Office Move

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce the appointment of Mr. Ian London, P.Eng., MBA to the position of Vice President, Corporate Development of the Company, effective immediately. Mr. London's primary responsibilities will be to develop the Company's rare metals and minerals business by overseeing current sales and marketing intitaives, while identifying new opportunities to expand the business both domestically and internationally. Mr. London will also assist the President with general administration including investor relations.

Mr. London, a metallurgical engineer by degree, is a proven senior executive with a strong Canadian and international track record of leading organizations through growth, innovation and change. Over his 30-year career in both the private and public sector, he has championed several successful technology commercialization initiatives, created innovative supply chain solutions in the industrial sector, and oversaw the building of respected consulting service business in the international power sector. Mr. London previously served as CEO of Process Products Limited and President & CEO of Ontario Hydro International Inc.

As part of his compensation package, Mr. London was granted 400,000 incentive stock options exerciseable at a price of $0.98 for a period of five years from the date of grant of the option. The options will vest at the rate of 100,000 per year, with the first 50,000 vesting six months from the date of grant of the option. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

The Company is also in the process of recruiting a new Vice-President, Operations to take charge of supervision of field operations on the Company's advanced exploration and development projects. The Company further announces that, following the resignation of Ms. Marie Thorne, Mr. Jim Andersen, currently Vice President, Finance and CFO will assume the duties of Corporate Secretary, until a new full-time Corporate Secretary is required.

To accommodate the expanding management team, the Company is re-locating its head office this week to larger premises located at Suite #1901, 130 Adelaide St. W., Toronto, M5H 3P5. All other contact information will remain unchanged. Commented Company President, Don Bubar, "these changes mark the beginning of a new phase in the growth of Avalon as we start to make the transition from a junior explorer to a profitable producer of specialty metals and minerals serving growing markets in the high-technology sector".

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at the feasibility stage. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 50,342,248. Cash resources: $3.0 million

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com - Internet: www.avalonventures.com

NEWS RELEASE

January 22, 2007 **No. 07-03**

Avalon Announces Thor Lake REE Resource Estimates

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce announce new NI 43-101 compliant mineral resource estimates for its wholly owned Thor Lake, NWT, rare metals project. These were prepared by independent consultants, Wardrop Engineering Inc. ("Wardrop") as part of a scoping study of the rare earth element ("REE") development potential of the Thor Lake deposits. The full scoping study will be finalized in February and will include a preliminary economic model for the project based on these resource estimates. Wardrop generated new resource estimates for two of the six mineralized zones at Thor Lake that are known to contain significant REE mineralization and for which there was sufficient historic drilling information.

These two zones are the North T beryllium-REE-niobium deposit and the Lake Zone REE-tantalum-niobium-zirconium deposit. The mineral resource estimates are based on a database of 84 drill holes for the North T Zone and 52 drill holes for the Lake Zone. The work was done using ordinary kriging techniques for the interpolation of assay composites into block models for each deposit.

Highlights

Highlights of the new resource estimate are:

1. confirmation that the Lake Zone represents a very large Inferred Mineral Resource of some 375,410,000 tonnes using a relatively low yttrium cut-off grade as detailed below, and

2. quantification of a 593,000 tonne resource of high quality yttrium plus REE mineralization in the North T deposit, additional to the previously-disclosed estimate (the Company's News release of March 22, 2005) for the beryllium-rich resource, bringing the total Indicated Mineral Resource for this deposit to 1,136,000 tonnes at the grades detailed below.

North T Deposit

The North T is a bowl-shaped deposit exposed at surface which is readily amenable to development by open pit, and exhibits a concentric mineralogical zonation. Five distinct sub-zones (C,D,E,F & Y) were defined by previous workers. The C, D, and E-zones comprise the beryllium-dominant resource defined previously. The F-zone is a distinct lens of dominantly light rare earth ("LREE") mineralization characterized by relative high levels of enrichment of neodymium in the mineral bastnaesite. The Y-Zone is a larger lens of dominantly yttrium plus heavy rare earth ("HREE") mineralization contained in the mineral xenotime, and accompanied by accessory thorium mineralization.

Significant niobium occurs in the C, D and Y zones, but recovery of the niobium mineralization is not contemplated at this time. The North T deposit also contains a feldspar-dominant outer shell called the

Wall zone which contains significant gallium mineralization. Insufficient data is available at present to quantify this resource and it is therefore excluded from the present resource estimate.

Using historical drilling data to construct a new block model of the North T deposit and new data on rock densities, Wardrop generated the following Indicated Mineral Resource estimate for the North T deposit using selected beryllium, yttrium or cerium cut-off grades, as appropriate for the relevant sub-zone:

CUTOFF	CUTTING ELEMENT	SUBZONE	TONNES	%Y2O3	%BeO	%Cc2O3	%Nb2O5	%Nd2O3
0.40	%BeO	C	200,352	0.14	0.88	0.14	0.96	0.027
0.40	%BeO	D	155,108	0.23	0.87	0.18	0.29	0.020
0.40	%BeO	E	142,949	0.03	1.23	0.09	0.10	0.004
0.10	%Ce2O3	F	43,877	0.06	0.16	3.14	0.01	1.552
0.04	%Y2O3	Y	593,815	0.15	0.08	0.09	0.59	0.008
Total			1,136,101	0.14	0.48	0.23	0.53	0.07

Y2O3 = yttrium oxide, BeO = beryllium oxide, Ce2O3 = cerium oxide, Nb2O5 = niobium oxide, Nd2O5 = neodymium oxide

Rare earth element deposits will contain amounts of all 14 of the rare earth elements (or lanthanide elements) plus yttrium in proportions that are constant on a deposit scale. Accordingly, once these relative proportions are established through detailed analytical and mineralogical work, then assaying can be confined to a few diagnostic rare earth elements and the content of the others interpolated by applying the known ratio. In this case, the diagnostic elements historically analyzed for routinely were yttrium, cerium, lanthanum and neodymium. Knowledge of the relative proportions of each contained REE is of fundamental importance in evaluating the economic potential of rare earth element deposits.

In 2005 and 2006, the Company retained Dr. A. N. Mariano, Carlisle, MA, an international expert in the field of rare earth deposit geology and mineralogy, to perform detailed analytical and mineralogical work to determine the distribution of REE mineralization in both the North T and Lake Zone deposits at Thor Lake. In the C, D and Y sub-zones of the North T, Dr. Mariano determined that yttrium and HREE mineralization is contained in the mineral xenotime, a traditional source of heavy rare earth elements (HREE). Yttrium and the HREEs occur in the North T xenotime in the following proportions:

Element	Y	La	Ce	Pr	Nd	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu
Oxide %	55.31	0.10	0.02	0.10	0.20	1.80	0.70	11.6	2.50	15.6	3.10	5.41	0.60	2.20	0.70

For the LREE (bastnaesite) mineralization in the F-zone, Dr. Mariano determined the following relative proportions which are notable for their high relative neodymium oxide content at 20.2%. For comparison, Mariano reports that two other commercially available bastnaesite concentrates contain 12.0 and 15.4% neodymium oxide respectively.

Element	Y	La	Ce	Pr	Nd	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu
Oxide %	0.40	23.4	46.3	5.58	20.2	2.19	0.19	1.02	0.06	0.12	0.02	0.07	trace	0.01	0.40

Reporting of REE analytical data is typically done as the sum of the rare earth elements plus yttrium in oxide form and reported as TREOs + Y2O3 (total rare earth oxides + yttrium oxide). Applying this to the Thor Lake deposit, results in the following more general summary of Indicated Mineral Resources for the North T deposit, as calculated internally by the Company:

North T Zone: Summary of Indicated Resources

SUBZONE	CUTOFF %	TONNES	TREO + Y2O3%	BeO%	Nb2O5%
C,D,E	0.40 BeO	498,409	0.72	0.98	0.50
F	0.10 Ce2O3	43,877	6.50	0.16	0.01
Y	0.04 Y2O3	593,815	0.45	0.08	0.59
TOTAL		1,136,101	0.71	0.48	0.53

The aggregate resource for the C, D and E zones compares with historic beryllium resource estimates of 551,000 tonnes @ 1.06% BeO, the difference in tonnage being mainly attributable to the use of a lower calculated rock density in the present resource estimate.

Future work on the North T deposit will focus on mineralogical studies and metallurgical testwork to design a flow sheet to concentrate the xenotime (HREE) mineralization and recover the beryllium mineralization as a by-product concentrate. Additional definition drilling may be required to better define the Y+ HREE mineralization in the Y zone. Grab samples collected from dump material from the C Zone, collected by Avalon in 2005 yielded assays ranging from 4.58 to 9.31% TREO + Y2O3 (previously disclosed on September, 2005) indicating potential for higher grade HREE sub-zones.

Present indications are that traditional sources of supply of yttrium + heavy rare earth mineral concentrates from southern China are increasingly constrained and that demand exists for alternative supply sources of HREE concentrates, such as a xenotime concentrate that could potentially be produced at Thor Lake. Relatively scarce heavy rare earths such as terbium and dysprosium are in increasing demand for their use in new hi-intensity magnet technology. Terbium oxide has sold recently for as much as US $500/kg, while dysprosium oxide has been selling recently for US $75/kg.

Beryllium mineralization in the North T deposit occurs in the silicate mineral phenacite (Be_2SiO_4) which has more than double the beryllium content of the more common beryllium ore mineral beryl ($Be_2Al_2Si_6O_{18}$). The phenacite can be concentrated by conventional froth flotation techniques and products with grades exceeding 20% BeO have been produced historically. Preliminary investigations indicate good market potential to sell such a high grade beryllium concentrate directly to an established secondary processor. Beryllium markets are growing because of its use in reflectors and moderators in nuclear reactors and the worldwide growth in nuclear power generation.

Lake Zone Deposit

The Lake Zone is a large, flat-lying tabular body, exposed at surface, having an average thickness of approximately 150 metres and a surface area of over 1.2 km^2. Its vertical and lateral extent is well-constrained from geological and geophysical data but, because the surface area is so large, and the 52 historic drill holes so widely-spaced, the resource can only be classified as Inferred until further drilling is completed. Recent detailed geological studies indicate that the Lake Zone is geochemically and mineralogically zoned but, as mentioned, existing drill information is too widely-spaced to define distinct sub-zones for resource estimation purposes. Consequently the resource estimates are defined only on the basis of yttrium cut-off grades and no attempt has been made to sub-divide resources based on internal zoning, as done with the North T Zone.

Following are the Inferred Mineral Resources estimated by Wardrop for the Lake Zone, using newly generated rock density data, and presented for selected Y2O3 cut-off grades:

CUTOFF	CUTTING ELEMENT	TONNES	Y2O3%	La2O3 %	Ce2O3 %	Nb2O5 %	Ta2O5%	ZrO2%
0.01	%Y2O3	375,410,000	0.03	0.03	0.18	0.22	0.014	1.19
0.05	%Y2O3	83,224,000	0.08	0.06	0.40	0.32	0.025	1.96
0.1	%Y2O3	14,005,000	0.14	0.08	0.43	0.33	0.025	1.73

La2O3 = lanthanum oxide, ZrO2 = zirconium oxide

Both LREE and HREE mineralization are found in the Lake Zone. The LREE's mainly occur in bastnaesite and allanite while the HREE's plus yttrium mainly occur in a tantalum-niobium oxide mineral called fergusonite. They occur in an apparently zoned distribution still to be mapped out. There is no significant beryllium mineralization in the Lake Zone but there is widespread enrichment in zirconium in the form of zircon and this is a potential by-product. Niobium and tantalum also occur in columbite-tantalite, although this mineralization has historically proven difficult to recover.

As with the North T deposit, detailed analytical work was carried out by the Company on a suite of core sample to determine all 14 rare earths and establish their relative proportions focusing on the Y+HREE mineralization contained in fergusonite. Yttrium and the HREEs occur in fergusonite in the following proportions as determined by Mariano:

Element	Y	La	Ce	Pr	Nd	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu
Oxide %	29.05	0.30	4.40	1.70	15.6	10.4	1.60	14.3	1.80	9.80	1.20	4.10	0.70	4.40	0.7

Like the xenotime in the North T deposit, the fergusonite is of interest for its relatively high proportion of the more valuable heavy rare earths. But unlike the xenotime, it contains relatively high proportions of neodymium and less yttrium which is also an attractive characteristic, as neodymium is in very high demand for magnet applications. From this data, the average TREO+Y2O3 contents for the Lake Zone, as calculated by the Company, are as follows:

Lake Zone: Summary of Inferred Mineral Resources

CUTOFF%	TONNES	TREO+Y2O3%	Ta2O5%	Nb2O5%	ZrO%
0.10 Y2O3	14,005,000	1.23	0.025	0.33	1.73
0.05 Y2O3	83,224,000	0.99	0.025	0.31	1.96
0.01 Y2O3	375,410,000	0.41	0.014	0.22	1.19

Systematic re-assaying of archived drill cores from Thor Lake by the Company indicates the presence of higher grade subzones of fergusonite enrichment. For example, Drill Hole 81-1 from the Lake Zone returned 4.82% TREO +Y2O3 over a 17.0 metre core length. The recent compilation of data from the Lake Zone suggests that the southern half of the deposit holds the most potential for hosting high grade sub-zones of Yttrium + HREE mineralization. Most of this area has not been drill-tested and it will therefore be the priority target for the definition drilling program planned for the Lake Zone in 2007.

Further detailed mineralogical studies on historic drill core samples from the Lake Zone are in progress and metallurgical studies are planned to determine a process flowsheet for economic recovery of the yttrium + HREE (fergusonite) mineralization.

Other Zones

There are at least two other rare metal mineralized zones at Thor Lake that also warrant further exploration. These include the South T Zone, on which the Comapny will undertake a resource estimate once the historic drill data are organized, and the R Zone which has returned grab sample assay data as

high as 8.51% Y2O3 and 7.51% TREO. This zone requires further exploration drilling before a resource estimate can be prepared.

Kevin Palmer, P.Geo. was the qualified person from Wardrop Engineering Inc. responsible for this resource estimation. Tim Maunula, P.Geo. of Wardrop Engineering reviewed his work and assisted with the development of the estimation parameters. David L. Trueman, Ph. D., P.Geo., who has direct experience with the project dating back to 1982, reviewed the data on behalf of the Company and assisted with interpretation where requested by Wardrop.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at the feasibility stage. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 50,342,248. Cash resources: $3.0 million

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FILE NO. 82-4427

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

NEWS RELEASE

January 30, 2007 **No. 07-04**

Avalon Files Quarterly Financial Statements and Announces Grant of Incentive Stock Options

Avalon Ventures Ltd. TSX-V: AVL (the "Company") announces that its Interim Financial Statements and Management Discussion and Analysis ("MDA") for the three months ended November 30, 2006 have been filed on SEDAR and are also accessible for viewing on the Company's website at: http://www.avalonventures.com/investor_information/financial_reports/

Incentive Stock Options

The Company also announces that it has granted 250,000 incentive stock options to a senior officer to replace options which were recently exercised just prior to their expiry. The options will be exerciseable at a price of $1.20 per share for a period of five years and will vest at the rate of 25% every twelve months following the date of grant of the options. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at the feasibility stage. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 50,592,248. Cash resources: $2.8 million

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FILE NO. 82-4427

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

NEWS RELEASE

February 26, 2007 **No. 07-05**

Avalon announces shipment of bulk samples from Warren Township and Separation Rapids projects, U6 Savant gold project update and grant of incentive stock options.

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to provide the following progress report on its current bulk sampling programs on the Warren Township calcium feldspar and Separation Rapids lithium feldspar projects as well as an update on the U6 Savant gold project, all of which are located in northen Ontario.

Warren Township

Approximately 1000 tonnes of calcium feldspar ore which was extracted from the Warren Township property in January has now been crushed and loaded in railcars for delivery to the toll milling facility of Aerosion Ltd., located near Calgary, Alberta. The first cars are due to arrive this week and processing of the ore is scheduled to begin within the next two weeks. Costs incurred to date are generally consistent with previously-disclosed budget forecasts.

It is estimated that shipments of product to the customer, a major U.S. glass manufacturer, will begin in late March and be completed by the end of April, 2007. The furnace trial at the customer's plant would be carried out over the following two months with results expected in July or August.

Separation Rapids

Approximately 40 tonnes of crushed lithium feldspar ore from the 300 tonne sample extracted in 2006 was shipped last week to the Company's customer in the United Kingdom for use in its product development program. Freight costs were borne by the customer. The customer's product is understood to be a unique, new, non-combustible construction material with many potential commercial applications, for which the Company's lithium feldspar product is well-suited. Further shipments of lithium feldspar ore are anticipated in 2007 as the customer's market development program advances. This application represents a particularly attractive market since the ore does not require any processing, other than primary crushing, prior to shipping..

Other potential market applications for the Company's lithium minerals products in the glass and ceramics sector have begun to re-surface as manufacturers search for efficiencies to reduce consumption of fossil fuels, energy costs and greenhouse gas emissions. New requests for small

product test samples for these potential markets have recently been received and preparation of these samples is presently being arranged.

U6 Savant Gold Project

All assay results from the fall diamond drilling program were finally received and compiled in January. Highlights from the six holes drilled included intersections of 4.63 g/t Au over 1.89 metres, including 10.67 g/t Au over 0.49 metres and 3.7 g/t Au over 3.3 metres, including 9.6 g/t Au over 0.6 metres. These intersections appear to correlate along a northeast structural trend that is open for expansion. Complete assay results and hole locations may be found on the Company's website at http://www.avalonventures.com/key_projects/base_metals/u6_savant/.

Expenditures to date on the project total approximately $207,000, sufficient to maintain the option with Teck Cominco Limited in good standing for another year. Further drilling to delineate this encouraging new gold zone, as recommended by the Company's consultants, is contemplated for later this year subject to drill availability.

Incentive Stock Options

The Company also announces that it has granted an aggregate 125,000 incentive stock options to two consultants and a new employee. The options will be exerciseable at a price of $1.30 per share for a period of two years in the case of the consultants and five years in the case of the new employee. The five year options will vest at the rate of 25% every twelve months following the date of grant of the options while the two year options will vest at the rate of 25% every three months from the date of grant. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at the feasibility stage. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 51,325,123. Cash resources: $2.8 million

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FILE NO. 82-4427

Financial Statements

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2006

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Balance Sheets
As at November 30, 2006 and August 31, 2006
Unaudited - See Notice to Reader

	November 30, 2006	August 31, 2006
Assets		
Current Assets		
Cash and cash equivalents	$ 2,027,169	$ 2,023,139
Receivables and prepaid expenses	66,608	81,185
	2,093,777	2,104,324
Investments Available for Sale	22,143	22,143
Resource Properties (note 2)	5,097,699	4,765,999
Property, Plant and Equipment	35,582	38,467
	$ 7,249,201	$ 6,930,933
Liabilities		
Current Liabilities		
Accounts payable	$ 236,866	$ 203,275
Shareholders' Equity		
Share Capital (note 3)	23,974,667	23,517,522
Contributed Surplus (note 4)	960,880	742,970
Deficit	(17,923,212)	(17,532,834)
	7,012,335	6,727,658
	$ 7,249,201	$ 6,930,933

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Statements of Operations and Deficit
For the Three Months Ended November 30, 2006 and 2005
Unaudited - See Notice to Reader

	2006	2005
Revenue		
Interest income	$ 18,731	$ 27
Expenses		
Amortization	2,885	434
Consulting fees	7,200	21,234
Directors' fees	2,500	2,500
Insurance	10,463	-
Interest and financing costs	534	397
Office and general	3,449	5,449
Professional fees	14,433	11,000
Public and investor relations	58,869	40,730
Rent and utilities	4,738	3,083
Salaries and benefits	66,261	22,675
Shareholders' information	4,433	10,228
Stock-based compensation	217,910	76,838
Transfer and filing fees	2,661	4,983
Travel	12,773	3,759
	409,109	203,310
Loss for the Period	(390,378)	(203,283)
Deficit - Beginning of Period	(17,532,834)	(16,245,253)
Deficit - End of Period	$ (17,923,212)	$ (16,448,536)
Loss per Share	$ (0.01)	$ (0.01)
Weighted Average Number of Common Shares Outstanding	48,359,048	38,754,862

Avalon Ventures Ltd.

Statements of Comprehensive Loss
For the Three Months Ended November 30, 2006 and 2005
Unaudited - See Notice to Reader

	2006	2005
Net Loss	$ (390,378)	$ (203,283)
Other Comprehensive Income	-	-
Comprehensive Loss	$ (390,376)	$ (203,283)

Avalon Ventures Ltd.

Cash Flow Statements
For the Three Months Ended November 30, 2006 and 2005
Unaudited - See Notice to Reader

	2006	2005
Cash Flows from Operating Activities		
Cash paid to suppliers and employees	$ (174,207)	$ (141,206)
Interest received	18,731	27
	(155,476)	(141,179)
Cash Flows from Financing Activities		
Share capital	457,145	331,750
Cash Flows from Investing Activities		
Resource property expenditures	(297,639)	(226,463)
Proceeds from sale of resource properties	-	12,500
	(297,639)	(213,963)
Change in cash and cash equivalents	4,030	(23,392)
Cash and cash equivalents - beginning of period	2,023,139	431,420
Cash and cash equivalents - end of period	$ 2,027,169	$ 408,028

1. Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual financial statements except for the changes made to adopt to the new accounting standards as described in the following paragraph. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's 2006 annual report.

On September 1, 2006 the Company adopted the CICA new Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and Section 1530, "Comprehensive Income", on a prospective basis.

Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished.

Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

2. Resource Properties

	November 30, 2006						
	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ 180	$ 180
Diamond drilling	-	-	-	157,381	843	-	158,224
Environmental studies/permitting	527	15,000	4,734	-	-	-	20,261
Feasibility/engineering studies	-	-	48,912	-	-	-	48,912
Geology	-	-	25,120	-	-	5,123	30,243
Geophysical	-	-	-	-	9,577	-	9,577
Metallurgical/market studies	1,126	62,457	720	-	-	-	64,303
Current expenditures	1,653	77,457	79,486	157,381	10,420	5,303	331,700
Balance - August 31, 2006	3,431,049	114,276	678,803	48,173	486,857	6,841	4,765,999
Balance - November 30, 2006	$ 3,432,702	$ 191,733	$ 758,289	$ 205,554	$ 497,277	$ 12,144	$ 5,097,699

2. Resource Properties (continued)

	November 30, 2005						
	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
Diamond drilling	$ -	$ -	$ -	$ -	$ 175,572	$ -	$ 175,572
Geology	-	818	49,838	9,423	-	820	60,899
Geophysical	-	-	-	-	8,500	-	8,500
Metallurgical/market studies	13,902	710	-	-	-	-	14,612
Other	-	-	4,468	-	2,234	-	6,702
Current expenditures	13,902	1,528	54,306	9,423	186,306	820	266,285
Balance - August 31, 2005	3,232,125	106,058	341,698	34,042	88,951	16,713	3,819,587
Balance - November 30, 2005	$ 3,246,027	$ 107,586	$ 396,004	$ 43,465	$ 275,257	$ 17,533	$ 4,085,872

3. Share Capital

a) Authorized:

25,000,000	preferred shares
Unlimited	common shares

b) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2006	47,602,598	$ 22,980,488
Issued: exercise of warrants	914,650	505,914
exercise of options	300,000	114,000
Balance - November 30, 2006	48,817,248	$ 23,600,402
Warrants		
Balance - August 31, 2006	2,664,650	$ 537,034
Issued	-	-
Exercised	(914,650)	(162,769)
Cancelled/Expired	-	-
Balance - November 30, 2006	1,750,000	374,265
		$ 23,974,667

During the three months ended November 30, 2006, the Company issued:

i) 914,650 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $343,145. The estimated fair value of these warrants at issuance was $162,769, and this amount had been added to the recorded value of the issued shares.

ii) 300,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $114,000.

c) Warrants

As at November 30, 2006 the following warrants were issued and outstanding:

i) 500,000 non-flow-through warrants entitling the holder to purchase one common share at $0.15 per share, expiring April 15, 2007; and

ii) 1,250,000 non-flow-through warrants entitling the holder to purchase one common share at $0.55 per share, expiring January 21, 2008.

3. **Share Capital** (continued)

During the three months ended November 30, 2006, share purchase warrants were issued, exercised and expired/cancelled as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - August 31, 2006	2,664,650	$ 0.41
Issued	-	-
Exercised	(914,650)	0.38
Expired/Cancelled	-	-
Balance - November 30, 2006	1,750,000	$ 0.44

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 6,000,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 10 years.

During the three months ended November 30, 2006, stock options were granted, exercised and expired/cancelled as follows:

	Number of Options	Weighted Average Exercise Price
Balance - August 31, 2006	3,075,000	$ 0.43
Granted	400,000	0.80
Exercised	(300,000)	0.38
Expired/Cancelled	(200,000)	0.69
Balance - November 30, 2006	2,975,000	$ 0.47

During the three months ended November 30, 2006 the Company granted:

i) 300,000 fully vested stock options to an officer. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.80 per share until October 17, 2011. The estimated fair value of these options was $165,960 and this amount has been expensed as stock-based compensation.

3. Share Capital (continued)

ii) 100,000 stock options to a consultant. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.80 per share until October 17, 2008. These options will vest at the rate of 25% every three months following October 17, 2006. As at November 30, 2006, 12,500 options had been earned. The estimated fair value of these options totalled $6,298, and this amount has been expensed as stock-based compensation.

During the three months ended November 30, 2006, the Company also recorded stock-based compensation expense of $45,652 related to stock options with graded vesting schedules earned during the quarter, related to previous option grants to consultants.

The fair value of stock options to employees, directors and officers was estimated at the grant date and the options to consultants were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.99%
Expected life	3.3 years
Expected volatility	82%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at November 30, 2006 the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price	**Unvested**	**Vested**	**Remaining Contractual Life**
$ 1.08	75,000	175,000	4.2 years
$ 0.80	100,000	300,000	4.1 years
$ 0.69	-	200,000	4.3 years
$ 0.48	50,000	375,000	2.6 years
$ 0.40	-	350,000	0.8 years
$ 0.27	-	300,000	0.3 years
$ 0.25	-	602,500	2.2 years
$ 0.20	-	447,500	1.4 years
	225,000	2,750,000	

4. Contributed Surplus

Contributed surplus consists of the following components:

Stock Options	
Balance - August 31, 2006	$ 715,512
Granted to employees, directors and officers	165,960
Granted to consultants	51,950
Cancelled/Expired	(10,918)
Balance - November 30, 2006	$ 922,504
Expired Warrants and Options	
Balance - August 31, 2006	$ 27,458
Options cancelled/expired	10,918
Balance - November 30, 2006	$ 38,376
	$ 960,880

5. Related Party Transactions

During the three months ended November 30, 2006 the Company:

a) incurred consulting fees of $13,000 with an officer and director, of which $13,000 were deferred as resource property costs. As at November 30, 2006, accounts payable included $6,502 payable to this officer and director.

b) incurred accounting fees of $7,000 with an accounting firm in which an officer is a partner. As at November 30, 2006, accounts payable included $8,000 payable to this accounting firm.

6. Subsequent Events

Subsequent to the quarter ended November 30, 2006 the Company:

a) Issued 1,500,000 flow-through units for proceeds of $1,575,000. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $1.35 per share until December 28, 2008.

   In connection with this private placement, the Company paid a finder's fee of $18,900 in cash.

b) Issued 25,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $13,750.

c) Granted 400,000 stock options to an officer of the Company. Each option entitles the holder to purchase one common share of the Company's common stock at a price of $0.98 per share until January 8, 2012. These options will vest at the rate of 100,000 per year, with the first 50,000 vesting six months from the date of grant of the options.

FILE NO. 82-4427

AVALON VENTURES LTD.

Management Discussion and Analysis of Financial Statements
For the three months ended November 30, 2006

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the three months ended November 30, 2006. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***January 26, 2007***.

Nature of Business and Overall Performance

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and minerals including calcium feldspar, lithium, tantalum, cesium, beryllium, yttrium and rare earth elements ("REE's"), and a secondary focus on exploration for copper and gold deposits. By definition, "rare earth elements" refers specifically to the Lanthanide series of elements (atomic numbers 57 – 71), whereas the term "rare metals" is a more general "umbrella" term that includes the rare earth elements as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its eight mineral resource properties. Three of the six active projects (Red Hill, U6 Savant and East Kemptville) are at an early stage where drilling is required to delineate resources. The other three (Thor Lake, Separation Rapids and Warren Township) are rare minerals or rare metals properties that are at a more advanced stage with defined mineral resources that independent consultants have determined are potentially economic, provided that suitable sales contracts with customers for the mineral products can be arranged.

Bulk sampling programs to supply product samples to potential customers and secure long-term supply contracts are in progress on both the Warren Township and Separation Rapids projects. A scoping study is in progress on the Thor Lake project and detailed drilling is being planned to increase the confidence level on portions of a large *inferred* rare metals resource in one zone (the Lake Zone) to the *indicated* level.

Markets for mineral commodities in general have continued to strengthen over the past three years in response to rising demand from Asia and tightening supplies. Some of the strongest demand growth has been for rare metals such as the rare earth elements for applications created

by new technological advances particularly in the alternative energy field. This also applies to industrial minerals like the Company's lithium mineral product from the Separation Rapids project for which a promising new potential market emerged in 2005 and the Company's calcium feldspar product from Warren Township. The demand for these products is being driven in part by the need for reducing consumption of fossil fuels and lowering greenhouse gas emissions.

Increased media attention on the rare metals and their growing importance in modern society, has helped create new investor interest in companies like Avalon, resulting in continued strength in the Company's share price and access to capital to fund exploration and development programs.

Developing the Company's advanced rare minerals and metals minerals projects to production and cash flow remains management's top priority, with Thor Lake being the highest priority project due to the exceptional quality of the REE resource now recognized there. The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2006	2005	2004
	$	$	$
Net revenues	87,588	414	1,478
Loss before discontinued operations and extraordinary items	1,287,581	472,733	1,670,178
Loss before discontinued operations and extraordinary items, per share	0.03	0.01	0.06
Loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a
Net loss	1,287,581	472,733	1,670,178
Net loss, per share	0.03	0.01	0.06
Net loss, per share fully diluted	n/a	n/a	n/a
Total assets	6,930,933	4,311,718	3,919,123
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended November 30, 2006 totaled $331,700, compared to expenditures of $266,285 during the comparable period in 2005, a 25% increase. 47% of these expenditures were incurred on the U6 Savant gold project to fund a 6-hole, 978m diamond drilling program. Most of the balance was incurred on the Thor Lake rare metals (24%) and Warren Township anorthosite (23%) projects. These expenditures were funded from the proceeds of the private placement financing completed in January, 2006 and the proceeds from the exercise of share purchase warrants during the 2006 calendar year. No properties were abandoned during the quarter and no expenditures were written off.

On the **Thor Lake project,** expenditures during the quarter totaled $79,486. Most of these expenditures were incurred in the preparation of the Scoping Study either directly by the independent consulting engineers (Wardrop Engineering) or indirectly by other technical consultants for supporting geological work. Subsequent to the end of the quarter, the Company received the results of the North T deposit and Lake Zone NI 43-101 compliant resource estimations carried out as part of the Scoping Study. These were publicly-disclosed in the Company's news release dated January 22, 2007.

Highlights of the resource estimations were 1) confirmation that the Lake Zone represents a very large Inferred Mineral Resource of some 375,410,000 tonnes using a relatively low yttrium cut-off grade, and 2) quantification of a 593,000 tonne resource of high quality yttrium plus REE mineralization in the North T deposit, additional to the previously-disclosed estimate of 543,000 tonne (the Company's News release of March 22, 2005) for the beryllium-rich resource, bringing the total Indicated Mineral Resource for this deposit to 1,136,000 tonnes. Of further significance, was the confirmation that the REE mineralization in both the North T and Lake Zone deposits has a very favourable distribution of the more valuable heavy rare earths compared to the less valuable light rare earths. Next steps involve preparation of a development model for the project and preliminary economic evaluation. It is now expected that the Scoping Study will be completed during the second quarter.

Further drilling is required in the Lake Zone to define potential REE-enriched sub-zones in the southern part of the deposit and upgrade the classification for this portion of the resource from Inferred to Indicated. This is now scheduled to begin by April, 2007, pending receipt of requisite land-use permits. The program will be funded from the proceeds of a flow-through private placement completed in December, 2006 and has a preliminary budget in the order of $1,000,000. Community consultation efforts required under applicable land use legislation in the NWT are on-going and management is optimistic that it can work closely with the local communities, although the situation is complicated by virtue of overlapping outstanding native land claims that remain unresolved as at the date of this report.

Expenditures of $77,457 on the **Warren Township anorthosite project** during the quarter were incurred in preparation for a large scale bulk sampling program and subsequent to the end of the quarter, the Company signed a letter agreement with a major North American glass manufacturer to deliver a minimum 500 tonne bulk sample of its calcium feldspar product for a full-scale furnace trial at one of its U.S. glass manufacturing facilities. A successful trial would lead to a long term supply contract, allowing the Company to develop a quarry, build a production facility and commence commercial production once all operating permits are in place.

Bulk sampling work is now underway with crushed ore being prepared for delivery to a toll processing facility in southern Alberta owned by Aerosion Limited. The material will be crushed, magnetically-treated, and pulverized to minus 200mesh for delivery to the customer in February. It is expected that furnace trials will be completed during the third quarter and, if successful, the

Company expects to proceed with quarry development and plant construction later in the year. Toll milling alternatives are already being examined to determine if commercial deliveries could be initiated prior to the commissioning of a new process plant. The program is expected to cost $350,000, net of cost recoveries from the customer, and is being funded from working capital.

Only $1,653 in expenditures were incurred on the **Separation Rapids lithium minerals project** during the quarter as the Company awaited instructions from the new potential customer for delivery of the 300 tonne product bulk sample extracted in 2006. The customer, which is also a development stage company, experienced a delay in getting its pilot plant operational but now expects to be ready to receive material during the second quarter.

A Phase 1 diamond drilling program was carried out on the **U6 Savant gold project** during the quarter at a cost of $157,381, to test gold targets identified from compilation work carried out in 2005. A total of 978 metres were drilled in six holes. Zones of disseminated sulphide mineralization, similar to those which have produced significant gold values in previous work were intersected in all six holes. The best assay results included values of 4.63 g/t Au over 1.89 metres, including 10.67 g/t Au over 0.49 metres and 3.7 g/t Au over 3.3 metres, including 9.6 g/t Au over 0.6 metres. These intersections appear to correlate along a northeast trend that is open for expansion. The expenditures allowed the Company to maintain its option with Teck Cominco Limited in good standing for another year. Follow-up work is recommended by the Company's consultants but a budget has not yet been established.

Expenditures of $10,420 were incurred on the **Red Hill copper-zinc-silver-gold project** during the quarter to carry out down-hole pulse EM surveys on holes drilled during the summer of 2006. One of these holes intersected high grade copper-zinc-silver-gold mineralization assaying 10.15% copper, 5.45% zinc, 1.41 g/t gold and >30ppm silver over 1.74 metres. These surveys were successfully completed in this hole as well as a second hole with the results indicating a strong off-hole conductor in an undrilled area to the west, where the faulted continuation of the high grade intercept is inferred to exist. This anomaly represents a top priority target for further drilling and follow-up drilling is planned for this target in 2007. Airborne geophysical surveys to look for other targets elsewhere on the property are also planned for 2007. These programs will be funded with the proceeds of the recently completed flow-through financing, and a budget will be determined once the budget for the Thor lake project is finalized.

During the quarter, the Company received the Special Licence from the government of Nova Scotia (originally applied for in 2005) to explore parts of the past-producing **East Kemptville** tin deposit for rare metals, notably indium. Sampling by the Company in 2005 demonstrated that Indium occurs in anomalous levels of up to 120ppm in a zone covered by the Special Licence that also contains anomalous tungsten, gallium and germanium along with tin zinc and copper.

The Special Licence grants mineral rights to 880 acres of land and in addition the Company acquired a second contiguous exploration licence covering an additional 1,440 acres along strike to the southwest, in an area known as Ike's Ridge, bringing the Company's combined landholdings in the area to 2,320 acres. Surface rights to the mine area are still retained by a local subsidiary of BHP Billiton, which is continuing to conduct environmental remediation work at the site. The Company will have to negotiate access rights with BHP Billiton before commencing physical work on the property.

Compilation work on the East Kemptville project at a cost of $5,123 was initiated during the quarter and a budget of $50,000 has been established for this work in 2007 to be funded from the proceeds of the recently completed flow-through private placement. This would be followed by a diamond drilling program to delineate resources in the main rare metals target which is known as the Baby Zone.

Administration

Administrative expenses incurred during the three months ended November 30, 2006 totalled $409,109 an amount which is approximately double the amount incurred during the comparable quarter in 2005. However, stock-based compensation at $217,910 accounts for more than half the total administrative expenses for the quarter compared with just $76,838 in 2005, when fewer incentive stock options were granted.

If one excludes stock-based compensation (as a non-cash item) from the totals they become $191,199 for the current quarter and $126,472 for the comparable quarter in 2005 reflecting a 51% increase in cash expenditures for administrative expenses. The major areas of increased expenditures other than stock-based compensation were salaries, insurance, travel and investor relations. Other administrative costs were generally comparable to the previous year relative to the overall increase in activity. Increased cash balances in the Company's bank accounts resulted in increased interest income of $18,731 compared with $27 in 2005. Salaries included a severance payment to the Company's former corporate secretary, whose employment contract was terminated during the quarter.

Expenditures on public and investor relations activities during the quarter totaled $58,869 compared to $40,730 incurred during the comparable quarter in 2005. This reflects a continuing expansion of the Company's investor relations programs ("IR") as a part of an overall effort to increase the Company's profile in the marketplace.

The increased IR costs were largely related to retaining two additional investor relations consultants during the period to complement the internet-based IR services provided by Agora Investor Relations and Stockgroup Information Systems Inc, and the WI-Link information dissemination service. In addition, the Company continues to retain Northern Geotech Services on an intermittent basis to provide periodic telephone updates to shareholders and assist with trade show presentations, in which the Company participated in one during the quarter.

During the quarter, O/M Partners ("O/M") were retained on a one-year contract to identify and introduce the Company to such U.S. institutions potentially having an interest in small-cap resource companies and rare metals. As part of their compensation arrangement, O/M were granted 100,000 incentive stock options exercisable at a price of $0.80 for a period of two years with the options vesting at the rate of 25% every three months from the date of grant of the options.

Overall, management has observed considerably stronger interest in the rare metals from U.S. investors than Canadians and consequently, future IR efforts will have an increasing bias towards U.S. markets. These efforts will be accelerated once the scoping study on the rare earth element development potential at Thor Lake is completed and announced. Management is constantly re-assessing its current IR programs for their effectiveness while evaluating new opportunities to increase the profile of the Company in the investor marketplace.

Subsequent to the end of the quarter, the Company appointed Mr. Ian London, P.Eng., MBA to the position of Vice President, Corporate Development of the Company. Mr. London's primary responsibilities will be to develop the Company's rare metals and minerals business by overseeing current sales and marketing initiatives, while identifying new opportunities to expand the business both domestically and internationally. Mr. London will also assist the President with general administration including investor relations.

As part of his compensation package, Mr. London was granted 400,000 incentive stock options exercisable at a price of $0.98 for a period of five years from the date of grant of the option. The options will vest at the rate of 100,000 per year, with the first 50,000 vesting six months from the date of grant of the option.

The Company is also in the process of recruiting a new Vice-President, Operations to take charge of supervision of field operations on the Company's advanced exploration and development projects. Mr. Jim Andersen, currently Vice President, Finance and CFO has assumed the duties of Corporate Secretary following the resignation of Ms. Marie Thorne, until a new full-time Corporate Secretary is required.

Subsequent to the end of the quarter, the Company re-located its head office to larger premises located at Suite #1901, 130 Adelaide St. W., Toronto, M5H 3P5.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Calendar Year	2006				2005			
For the Quarters Ended	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**
	$	$	$	$	$	$	$	$
Net revenues	18,731	20,989	23,512	43,060	27	34	33	101
Loss before discontinued operations and extraordinary items	390,378	403,069	450,834	230,395	203,283	253,467	73,306	98,819
Loss before discontinued operations and extraordinary items, per share	0.01	0.01	0.01	-	0.01	0.01	-	-
Loss before discontinued operations and extraordinary items, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net loss	390,378	403,069	450,834	203,395	203,283	253,467	73,306	98,819
Net loss, per share	0.01	0.01	0.01	-	0.01	0.01	-	-
Net loss, per share, fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company and the write-downs of resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until late 2007 at the earliest.

As at November 30, 2006, the Company had working capital of $1,879,054 (including investments of $22,143) and cash on hand of $2,027,169 sufficient to cover the Company's planned expenditures for at least the next 18 months. Subsequent to the end of the quarter, the Company completed a private placement of 1,500,000 flow-through units providing $1,575,000 in additional exploration funding. Further, as at the date of this report, there are 3,122,500 in-the-money outstanding common share purchase warrants and incentive stock options expiring within the next 18 months, which if fully exercised, would generate additional funding of $1,263,000. Conditions for accessing additional capital to supplement the Company's current needs are favourable at the present time due to continuing high commodity prices and strong market interest in resource equities.

In view of the Company's relatively healthy present working capital position, management will be selective in evaluating new financing proposals in an effort to balance the shareholders interest in minimizing dilution against future capital requirements. A joint venture with an industry partner or end-user remains an attractive alternative for financing the next stage of development on the Company's three advanced projects at Separation Rapids, Thor Lake and Warren Township projects, where capital requirements are relatively large.

Off Balance Sheet Arrangements

As at November 30, 2006, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the three months ended November 30, 2006, the Company:

a) incurred consulting fees of $13,000 with an officer and director, which were deferred as resource property costs. As at November 30, 2006 accounts payable included $6,502 payable to this officer and director.

b) incurred accounting and consulting fees of $7,000 with an accounting firm in which an officer is a partner. As at November 30, 2006 accounts payable included $8,000 payable to this accounting firm.

Proposed Transactions

With six active projects and limited human resources, the Company is not aggressively searching for new project acquisition opportunities at the present time and there are no proposals for new projects under active consideration. However, management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value. Similarly, expressions of interest in providing equity financing are received from time to time but no firm plans are in place at this time for an offering of shares from treasury.

Changes in Accounting Policies Including Initial Adoption

On September 1, 2006, the Company adopted the new Handbook Section 3855, "Financial Instruments – Recognition and Measurement, and Section 1530, "Comprehensive Income", on a prospective basis.

Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

The adoption of these new standards did not have any significant effect on the Company's financial statements for the quarter ended November 30, 2006.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at November 30, 2006 is $22,813, which approximates the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended November 30, 2006.

Outstanding Share Data

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

During the three months ended November 30, 2006, the Company:

1. issued 300,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $114,000; and

2. issued 914,650 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $343,145.

Subsequent to the end of the quarter, the Company:

1. issued 1,500,000 flow-through units priced at $1.05 per unit for proceeds of $1,575,000. Each unit consists of one flow-through common share and one-half of one non-flow-through common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $1.35 for a one year period expiring on December 28, 2007.

   In connection with this private placement, the Company paid a finder's fee of $18,900 in cash.

2. issued 25,000 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $13,750.

As at the date of this report, the Company had 50,342,248 common shares issued and outstanding.

b) Warrants

Subsequent to the end of the quarter, the Company issued 750,000 common share purchase warrants in connection with the above-referenced private placement of flow-through units. As at the date of this report, the Company had an aggregate of 2,475,000 warrants outstanding with a weighted average exercise price of $0.71.

c) Options

Subsequent, to the end of the quarter, the Company issued an aggregate of 400,000 incentive stock options to an officer with an exercise price of $0.98. As at the date of this report, the Company had an aggregate of 3,375,000 incentive stock options outstanding with a weighted average exercise price of $0.53.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.

FILE NO. 82-4427

Form 52-109F2 *Certification of Interim Filings*

I, Donald S. Bubar, Chief Executive Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

January 29, 2007

<u>(signed) "Donald S. Bubar"</u>
Donald S. Bubar
Chief Executive Officer

FILE NO. 82-4427

Form 52-109F2 *Certification of Interim Filings*

I, R. James Andersen, Chief Financial Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

January 29, 2007

<u>(signed) "R. James Andersen"</u>
R. James Andersen
Chief Financial Officer

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2 Date of Material Change

December 28, 2006

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on December 29, 2006 and was disseminated through the facilities of Canada News Wire to its full distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Closing of Private Placement of Flow-through Units

The Issuer received proceeds of $1,575,000 from the issuance of 1,500,000 flow-through units priced at $1.05 per unit bringing the Company's issued capital to 50,342,248 shares as at the date of this report and its cash position to approximately $3.1 million.

Item 5 Full Description of Material Change

On December 28, 2006, the Issuer closed a non-brokered private placement of 1,500,000 flow-through units at a price of $1.05 per unit for total proceeds of $1,575,000. Each unit consisted of one flow-through common share and one-half of one non-flow-through common share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $1.35 for a one year period expiring on December 29, 2007. A 3% cash finders fee was paid on the placement of 600,000 units with an institution. Insiders subscribed for 525,000 units. The securities issued and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on April 29, 2007.

The proceeds from the private placement will be used to fund exploration work programs in 2007 on the Issuer's Thor Lake and East Kemptville rare metals projects, and the Red Hill copper-zinc-silver project.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

January 3, 2007.

FILE NO. 82-4427

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Avalon Ventures Ltd. (the "Issuer")
130 Adelaide Street West, Suite 1901
Toronto, Ontario M5H 3P5
Telephone: (416) 364-4938

Item 2 Date of Material Change

January 19, 2007

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on January 22, 2007 and was disseminated through the facilities of CCN Matthews to its full distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Receipt of NI 43-101 Mineral Resource Estimates for Thor Lake rare metals deposits

The Issuer received a report from independent consulting engineers, Wardrop Engineering Inc, ("Wardrop") documenting NI 43-101 compliant mineral resource estimates for two rare metals deposits on its Thor Lake project in the Northwest Territories, Canada

Item 5 Full Description of Material Change

On January 19, 2007, the Issuer received a report from independent consulting engineers, Wardrop Engineering Inc, ("Wardrop") documenting NI 43-101 compliant mineral resource estimates for two rare metals deposits on its Thor Lake project in the Northwest Territories, Canada, being done as part of a scoping study on the rare earth element ("REE") development potential of the Thor Lake deposits. Wardrop generated the following new resource estimates for two of the six mineralized zones (North T and Lake Zones) at Thor Lake that are known to contain significant REE mineralization and for which there was sufficient historic drilling information available.

North T Deposit

The North T is a bowl-shaped deposit exposed at surface that exhibits a concentric mineralogical zonation. Five distinct sub-zones (C,D,E,F & Y) were defined by previous workers. The C, D, and E-zones comprise the beryllium-dominant resource defined previously. The F-zone is a distinct lens of dominantly light rare earth ("LREE") mineralization characterized by relative high levels of enrichment of neodymium in the mineral bastnaesite. The Y-Zone is a larger lens of

dominantly yttrium plus heavy rare earth ("HREE") mineralization contained in the mineral xenotime, and accompanied by accessory thorium mineralization.

Significant niobium occurs in the C, D and Y zones, but recovery of the niobium mineralization is not contemplated at this time. The North T deposit also contains a feldspar-dominant outer shell called the Wall zone which contains significant gallium mineralization. Insufficient data is available at present to quantify this resource and it is therefore excluded from the present resource estimate.

Using historical drilling data to construct a new block model of the North T deposit and new data on rock densities, Wardrop generated the following Indicated Mineral Resource estimate for the North T deposit using selected beryllium, yttrium or cerium cut-off grades, as appropriate for the relevant sub-zone:

CUTOFF	CUTTING ELEMENT	SUBZONE	TONNES	%Y2O3	%BeO	%Ce2O3	%Nb2O5	%Nd2O3
0.40	%BeO	C	200,352	0.14	0.88	0.14	0.96	0.027
0.40	%BeO	D	155,108	0.23	0.87	0.18	0.29	0.020
0.40	%BeO	E	142,949	0.03	1.23	0.09	0.10	0.004
0.10	%Ce2O3	F	43,877	0.06	0.16	3.14	0.01	1.552
0.04	%Y2O3	Y	593,815	0.15	0.08	0.09	0.59	0.008
Total			1,136,101	0.14	0.48	0.23	0.53	0.07

Y2O3 = yttrium oxide, BeO = beryllium oxide, Ce2O3 = cerium oxide, Nb2O5 = niobium oxide, Nd2O5 = neodymium oxide

Lake Zone Deposit

The Lake Zone is a large, flat-lying tabular body, exposed at surface, having an average thickness of approximately 150 metres and a surface area of over 1.2 km^2. Its vertical and lateral extent is well-constrained from geological and geophysical data but, because the surface area is so large, and the 52 historic drill holes so widely-spaced, the resource can only be classified as Inferred until further drilling is completed. Recent detailed geological studies indicate that the Lake Zone is geochemically and mineralogically zoned but, as mentioned, existing drill information is too widely-spaced to define distinct sub-zones for resource estimation purposes. Consequently the resource estimates are defined only on the basis of yttrium cut-off grades and no attempt has been made to sub-divide resources based on internal zoning, as was done with the North T Zone.

Following are the Inferred Mineral Resources estimated by Wardrop for the Lake Zone, using newly generated rock density data, and presented for selected Y2O3 cut-off grades:

CUTOFF	CUTTING ELEMENT	TONNES	Y2O3%	La2O3%	Ce2O3%	Nb2O5%	Ta2O5%	ZrO2%
0.01	%Y2O3	375,410,000	0.03	0.03	0.18	0.22	0.014	1.19
0.05	%Y2O3	83,224,000	0.08	0.06	0.40	0.32	0.025	1.96
0.1	%Y2O3	14,005,000	0.14	0.08	0.43	0.33	0.025	1.73

La2O3 = lanthanum oxide, ZrO2 = zirconium oxide

The mineral resource estimates are based on a database of 84 drill holes for the North T Zone and 52 drill holes for the Lake Zone. The work was done using ordinary kriging techniques for the interpolation of assay composites into block models for each deposit. Kevin Palmer, P.Geo. was the qualified person from Wardrop Engineering Inc. responsible for this resource estimation. Tim Maunula, P.Geo. of Wardrop Engineering reviewed his work and assisted with the development of the estimation parameters. David L. Trueman, Ph. D., P.Geo., who has direct experience with the project dating back to 1982, reviewed the data on behalf of the Issuer and assisted with interpretation where requested by Wardrop.

The mineral resource estimates were done in conjunction with a scoping study of the REE development potential of the Thor Lake project. The full scoping study is scheduled be finalized in February, 2007 and will include a preliminary economic model for the project based on these resource estimates.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

January 29, 2007.

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com
Internet: http://www.avalonventures.com

December 21, 2006

TSX Venture Exchange
P.O. Box 450
3rd Floor, 130 King Street West
Toronto, Ontario
M5X 1J2
Attention: Corporate Finance

Re: Avalon Ventures Ltd. (the "Company")
Private Placement announced December 7, 2006 – Form 4B Filing

Dear Sirs:

In connection with the private placement of units of the Company announced in a news release dated December 7, 2006, please find enclosed the following documents pursuant to the non-expedited filing procedures of Policy 4.1:

a) Form 4B – Private Placement Notice Form; and

b) Cheque in the amount of $8,877.50 representing your minimum fee of $500 plus 0.5% of the proceeds ($7,875.00) and applicable GST of $502.50.

I look forward to receiving the TSX Venture Exchange's acceptance letter for this private placement next week. If you have any questions or require anything else, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

encl.

004118

THE BANK OF NOVA SCOTIA
SCOTIA PLAZA
44 KING STREET W. AT BAY
TORONTO, ONTARIO M5H 1H1

80002

AVALON VENTURES LTD.
1005 - 111 RICHMOND STREET WEST
TORONTO, ONTARIO M5H 2G4

DATE 1 2 2 1 2 0 0 6
M M D D Y Y Y Y

$ **8,877.50

PAY ******Eight Thousand Eight Hundred Seventy-Seven and 50/100

TO THE ORDER OF
TSX Venture Exchange
P.O. Box 450
130 King Street West
3rd Floor
Toronto, ON M5X 1J2

PER

PER

MEMO form 4B filing

SECURITY FEATURES INCLUDED - SEE REVERSE
CONTIENT DES CARACTÉRISTIQUES DE SÉCURITÉ - VOIR À L'ENDOS

⑈004118⑈ ⑆80002⑉002⑆ 04139⑉17⑈

12/21/2006 004118

AVALON VENTURES LTD.
TSX Venture Exchange

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
12/20/2006	Bill		8,877.50	8,877.50		8,877.50
				Cheque Amount		8,877.50

Can$8,877.50

BNS 4139-17 (Genera form 4B filing

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Avalon Ventures Ltd. (the "Issuer").

   Trading Symbol: AVL.

2. Date Price Reservation Form Filed: ______

   Date of News Release announcing Private Placement: December 7, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☒ No ☐
   If Yes, please complete Parts I - III , V and VI of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $1,575,000

5. Proposed use of proceeds:

   Proceeds of the placement will be used to fund exploration drilling programs in 2007 on the Company's Thor Lake and East Kemptville rare metals projects and the Red Hill copper-zinc silver project

6. (a) Description of shares to be issued:

(i) Class: Common.

(ii) Number: up to 1,500,000.

(iii) Price per security: $1.05.

(b) Description of Warrants to be issued:

(i) Number of Warrants: up to 750,000.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: up to 750,000.

(iii) Exercise price of Warrants: Year 1: $1.35 ________ Year 2: ________

Tier 1 Only: Year 3: ________ Year 4 ________ Year 5 ________

(iv) Expiry date of Warrants: 1 year from date of issuance

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ________.

(ii) Number of Listed Shares to be issued on conversion: ________.

(iii) Expiry/Maturity date: ________.

(iv) Interest rate: ________.

(v) Conversion terms: ________.

(vi) Default provisions: ________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]:2,250,000.

7. Issued and outstanding Listed Shares at the date of the price reservation:

48,842,248

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Joseph Monteith 1296 Prince Albert Court Mississauga, ON L5H 3S1		50,000 Units	745,000	1.458%	I
Donald S. Bubar 11 Gainsville Avenue Unionville, ON L3R 1W7		25,000 Units	1,242,000	2.431%	I
Dennys Van Fleet 22 Hedgewood Drive, Unionville ON, L3R 6J6		25,000 Units	640,800	1.254%	
R. James Andersen 2597 Lakeshore Blvd. Toronto, ON M8V 1G5		100,000 Units	750,000	1.468%	I
Canadian Small Cap Resource Fund 2006 No.1 Limited Partnership #14000 570 Granville St. Vancouver, BC V6C 3P1		360,000 Units	540,000	1.057%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Canadian Small Cap Resource Fund 2006 No.2 Limited Partnership #14000 570 Granville St. Vancouver, BC V6C 3P1		240,000 Units	360,000	0.705%	
Mr. Ben J. Hadala, 139 Morris, Canmore, AB, T1W 2W5		100,000 Units	235,000	0.460%	
Mr. David Ross 19 Lewes Crescent Toronto, ON M4N 3J1		100,000 Units	450,000	0.881%	
Mr. F. Dale Corman 1871 Alberni Street Vancouver B.C V6G 3H9		300,000 Units	450,000	0.881%	I
Mr. Patrick Wong 5859 Riverside Place, Mississauga, ON L5M 4X1		125,000 Units	197,500	0.386%	
Mr. Alan Ferry 20 Munro Blvd. Toronto, ON M2P 1B9		50,000 Units	75,000	0.147%	I
Mr. Stan Rozicki 2090 Mississauga Rd. N. Mississauga, ON L5H 2K6		25,000 Units	57,500	0.113%	
TOTAL		**1,500,000 Units**			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A ______________________________

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☒ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Finder: Bolder Investment Partners Ltd. ______________________________

(c) Cash: A 3% ($18,900) cash finder's fee is payable in respect of the sale of 600,000 Units ______________________________.

(d) Securities: None ______________________________.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

There are no other proposed Material Changes that have not been previously disclosed

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

The shares forming part of the Units are flow-through shares

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☒
If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☒ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☒ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☒ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☒ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☒ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☒ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☒ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☒ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☒ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☒ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☐ No ☒
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☒ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   N/A

   b) the date on which shareholder approval has or will be obtained for the transaction.

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: December 21, 2006

Donald Bubar
Name of Director and/or
Senior Officer

Signature

President & CEO
Official Capacity

Schedule A

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

The Subscriber either [check appropriate box]:

☐ has previously filed with the TSX Venture Exchange (the "Exchange") a Form 4C, Corporate Placee Registration Form and represents and warrants that there has been no change to any of the information in the Corporate Placee Registration Form previously filed with the Exchange up to the date hereof; or

☑ hereby delivers a completed Form 4C, Corporate Placee Registration Form filing with the Exchange.

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:
   (a) Name: CANADIAN SMALL CAP RESOURCE FUND 2006 NO. 1 LIMITED
   (b) PARTNERSHIP
   (c) Complete Address: #1400 – 570 Granville Street, Vancouver, BC V6C 3P1
   (d) Jurisdiction of Incorporation or Creation: Ontario

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? NO
   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)?
   NO

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:
   (a) It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

(b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

(c) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

(d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

(e) it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

4. If the answer to 2(a) above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
None			

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at VAN on DEC 19, 2006

Canadian Small Cap Resource Fund 2006

NO. 1 Limited Partnership
(Name of Purchaser - please print)

(Authorized Signature)

PRESIDENT & CEO OF GENERAL PARTNER
(Official Capacity - please print)

STEPHEN WILKINSON
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

Schedule A

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

The Subscriber either **[check appropriate box]**:

☐ has previously filed with the TSX Venture Exchange (the "Exchange") a Form 4C, Corporate Placee Registration Form and represents and warrants that there has been no change to any of the information in the Corporate Placee Registration Form previously filed with the Exchange up to the date hereof; or

☑ hereby delivers a completed Form 4C, Corporate Placee Registration Form filing with the Exchange.

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:
   (a) Name: CANADIAN SMALL CAP RESOURCE FUND 2006 NO. 2 LIMITED
   (b) PARTNERSHIP
   (c) Complete Address: #1400 – 570 Granville Street, Vancouver, BC V6C 3P1
   (d) Jurisdiction of Incorporation or Creation: Ontario

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? NO
   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)?
   NO

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:
   (a) It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

(b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

(c) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

(d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

(e) it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

4. If the answer to 2(a) above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
None			

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at VAN on DEC 19, 2006

Canadian Small Cap Resource Fund 2006
NO. 2 Limited Partnership
(Name of Purchaser - please print)

[signature]
(Authorized Signature)

PRESIDENT & CEO OF GENERAL PARTNER
(Official Capacity - please print)

STEPHEN WILKINSON
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

DMSTORLegal\057097\00001\421135v4

Form 45-106F1

Report of Exempt Distribution

This is the form required under Section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

1. *State the full name, address and telephone number of the issuer of the security distributed.*

   Avalon Ventures Ltd.
   Suite 1005 – 111 Richmond Street West
   Toronto, Ontario
   M5H 2G4

   Telephone: (416) 364-4938

2. *State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.*

   The Issuer is a reporting issuer in the provinces of British Columbia, Alberta and Ontario

3. *Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.*

☐ Bio-tech

Financial Services
- ☐ investment companies and funds
- ☐ mortgage investment companies

☐ Forestry

☐ Hi-tech

☐ Industrial

Mining
- ☒ exploration/development
- ☐ production

☐ Oil and gas

☐ Real estate

☐ Utilities

☐ Other (describe) ____________

Details of distribution

4. *Purchasers*

   See Schedule I to this report.

5. *State the distribution date. If the report is being filed for securities on more than one distribution date, state all distribution dates.*

   December 28, 2006.

6. *For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and (c) state the exemption(s) relied on.*

(a) units consisting of flow-through common shares and non-flow-through common share purchase warrants comprised of 1,500,000 common shares and 750,000 warrants to purchase up to 750,000 common shares at an exercise price of $1.35 for a one year period expiring on Dec. 29, 2007; and

(b) Sections 2.3(2) and 2.10(2) of National Instrument 45-106 ("NI 45-106).

7. *Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.*

Each jurisdiction where purchasers reside	Number of Purchasers	Price per Security (Canadian $)(1)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	4	$1.05	$288,750
British Columbia	2	$1.05	$630,000
Alberta	1	$1.05	$105,000
Total number of purchasers	7		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$1,023,750**

(1) If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. *Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.*

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (CDN $)	Securities			Total dollar value of compensation (CDN $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Bolder Investment Partners, Ltd., Suite 800, 1450 Creekside Drive, Vancouver, BC V6J 5B3	$18,900	NIL	N/A	N/A	$18,900

9. *If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.*

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: January 3, 2007

Donald S. Bubar

Name of issuer (please print)

President and Chief Executive Officer,

Print name, title and telephone number of person signing

Signature

10. *State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.*

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

(i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator. However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Full name, residential address and telephone number of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date of distribution
Dennys Van Fleet 22 Hedgewood Drive, Unionville ON, L3R 6J6 Tel: 416-308-8680	25,000 Shares + 12,500 Warrants	$26,250	s. 2.3(2) of NI 45-106	December 28, 2006
Canadian Small Cap Resource Fund 2006 No.1 Limited Partnership #14000 570 Granville St. Vancouver, BC V6C 3P1 Tel: 604-331-1223	360,000 Shares + 180,000 Warrants	$378,000	s. 2.10(2) of NI 45-106	December 28, 2006
Canadian Small Cap Resource Fund 2006 No.1 Limited Partnership #14000 570 Granville St. Vancouver, BC V6C 3P1 Tel: 604-331-1223	240,000 Shares + 120,000 Warrants	$252,000	s. 2.10(2) of NI 45-106	December 28, 2006
Mr. Ben J. Hadala, 139 Morris, Canmore, AB, T1W 2W5 Tel: 1-888-278-4282	100,000 Shares + 50,000 Warrants	$105,000	s. 2.3(2) of NI 45-106	December 28, 2006
Mr. Donald M. Ross 19 Lewes Crescent, Toronto, ON M4N 3J1 Tel: 416-365-8044	100,000 Shares + 50,000 Warrants	$105,000	s. 2.3(2) of NI 45-106	December 28, 2006

Full name, residential address and telephone number of purchaser	**Number and type of securities purchased**	**Total purchase price (Canadian $)**	**Exemption relied *on***	**Date of distribution**
Mr. Patrick Wong 5859 Riverside Place, Mississauga, ON L5M 4X1 Tel: (416) 640-1302	125,000 Shares + 62,500 Warrants	$131,250	s. 2.3(2) of NI 45-106	December 28, 2006
Mr. Stan Rozicki 2090 Mississauga Rd. N. Mississauga, ON L5H 2K6 Tel: 416-865-7438	25,000 Shares + 12,500 Warrants	$26,250	s. 2.3(2) of NI 45-106	December 28, 2006

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Securities Regulatory Authorities and Regulators

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6500
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-3682
Facsimile: (416) 593-8252
Public official contact regarding indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337
Or 1 877 525-0337
Facsimile: (514) 864-3681

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5
Telephone: (506) 658-3060
Facsimile: (506) 658-3059

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Yukon
Department of Community Services
Law Centre, 3rd Floor
2130 Second Avenue
Whitehorse, YT Y1A 5H6
Telephone: (867) 667-5314
Facsimile: (867) 393-6251

Government of Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

FILE NO. 82-4427

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

November 15, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: AVALON VENTURES LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 05348K105/CA05348K1057/COMMON
3.	CUSIP/Class of Security entitled to vote	: 05348K105/CA05348K1057/COMMON
4.	Record Date for Notice	: 15 Dec 2006
5.	Record date for Voting	: 15 Dec 2006
6.	Beneficial Ownership determination date	: 15 Dec 2006
7.	Meeting Date	: 23 Jan 2007
8.	Meeting Location	: Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

FILE NO. 82-4427

Avalon Ventures Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on January 23, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every registered holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the Management Appointees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly; however, if such a choice is not specified in respect of any matter to be acted on, this proxy will be voted in respect of such matter as recommended by Management.
6. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
7. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on January 19, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

15NO06093.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Avalon Ventures Ltd. (the "Company") hereby appoints: Donald S. Bubar, President and CEO of the Company, or failing this person, R. James Andersen, Vice-President, Finance and CFO of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following instructions and on all other matters that may properly come before the Annual General Meeting of Avalon Ventures Ltd. to be held at The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia on January 23, 2007 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors

To determine the number of Directors at six (6).

	For	Against
	☐	☐

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2. Election of Directors

	For	Withhold
01. Donald S. Bubar	☐	☐
02. Lawrence Page, Q.C.	☐	☐
03. Alan Ferry	☐	☐
04. F. Dale Corman	☐	☐
05. Joseph G. Monteith	☐	☐
06. Brian D. MacEachen	☐	☐

3. Appointment of Auditors

To appoint Bolton & Bolton, Chartered Accountants, as auditor of the Company.

	For	Withhold
	☐	☐

4. Approve All Acts

To ratify, confirm and approve all acts done by and the proceedings of the Company's Directors and Officers on the Company's behalf since the last Annual General Meeting.

	For	Against
	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

019305 AR0 AVLQ

FILE NO. 82-4427

RECEIVED

AVALON VENTURES LTD.
111 Richmond Street, Suite 1005
Toronto, Ontario
M5H 2G4

NOTICE OF 2007 ANNUAL GENERAL MEETING

TAKE NOTICE that the 2007 Annual General Meeting of the shareholders of **AVALON VENTURES LTD.** (hereinafter called the "Company") will be held at The Vancouver Club, 915 West Hastings Street, Vancouver, B.C., V6C 1C6 , on:

Tuesday, January 23, 2007

at 2:00 p.m. (Pacific Standard Time) for the following purposes:

1. To receive the Company's consolidated financial statements for the financial year ended August 31, 2006 and the report of the auditor thereon;

2. To appoint an auditor for the ensuing year;

3. To determine the number of directors and to elect directors;

4. To ratify, confirm and approve all acts done by and the proceedings of the Company's directors and officers on the Company's behalf since the last Annual General Meeting; and

5. To transact any other business that may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Please advise the Company of any change in your address.

DATED at Toronto, Ontario, this 15th day of December, 2006.

BY ORDER OF THE BOARD OF DIRECTORS
OF AVALON VENTURES LTD.

"Donald S. Bubar"
Donald S. Bubar, President

AVALON VENTURES LTD.
Suite 1005 – 111 Richmond Street West
Toronto, Ontario
M5H 2G4
Telephone: (416) 364-4938
Fax: (416) 364-5162

INFORMATION CIRCULAR
AS AT AND DATED DECEMBER 15, 2006
(unless otherwise noted)

This Information Circular accompanies the Notice of the 2007 Annual General Meeting of shareholders of Avalon Ventures Ltd. (the "Company") scheduled to be held on January 23, 2007 (the "Meeting"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers, and employees of the Company. The Company may reimburse shareholders' nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company ("Management Appointees"). **A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting other than the Management Appointees.** To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company ("registered shareholders") or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are not registered shareholders because the shares they own are not registered in their names. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary")

that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with securities regulatory policy, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries.

Intermediaries are required to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and **submit it to the Company, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1**; or

(b) more typically, be given a voting instruction or proxy authorization form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for this proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. **A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.**

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting

instructions. Please return your voting instructions as specified in the request for voting instructions.

Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy. If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

To be effective, the instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the office of the Company at Suite 1005, 111 Richmond Street West, Toronto, Ontario, M5H 2G4 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON EACH MATTER REFERRED TO IN THE NOTICE OF MEETING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. **WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND ONE OF THE MANAGEMENT APPOINTEES IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER'S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS ON ANY BALLOT THAT MAY BE CALLED FOR.** THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS, OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or his attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only registered shareholders have the right to revoke a proxy. A Non-Registered Holder may revoke a proxy authorization form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least 7 days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 Preferred Shares without par value. There are 48,842,248 common shares issued and outstanding at December 15, 2006. The directors have determined that all shareholders of record as of the 15th day of December, 2006 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted if a ballot is called for. A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. **Unless such authority is withheld, Management Appointees intend to vote the shares represented by proxy for the election of the nominees herein listed on any ballot that may be called for.**

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED

THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS ON ANY BALLOT THAT MAY BE CALLED FOR.

Management proposes that the number of directors for the Company be determined at six (6) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and to nominate each of the following persons for election as a director. Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At December 15, 2006	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
DONALD S. BUBAR Ontario, Canada President and Chief Executive Officer	February 17, 1995	1,204,500	Consulting Geologist; President of the Company since 1995
LAWRENCE PAGE, Q.C.[1, 2] British Columbia, Canada Chairman of the Board	July 24, 1991	Nil	Lawyer
ALAN FERRY[1] Ontario, Canada	February 24, 2000	Nil	Chartered Financial Analyst
F. DALE CORMAN[2] California, U.S.A.	March 14, 1995	Nil	Engineer
JOSEPH G. MONTEITH[2] Ontario, Canada	February 24, 2000	670,000	Chemical Engineering Technologist
BRIAN D. MacEACHEN [1] Nova Scotia, Canada	November 16, 1998	335,000	Consultant; Chartered Accountant

(1) Denotes a member of the audit committee.
(2) Denotes a member of the compensation and nomination committee.

No proposed director

(a) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Lawrence Page, Q.C., who was a director and executive officer of New Coast Silver Mines Ltd. (now Southern Silver Exploration Corp.) when a Cease Trade Order was issued by the Alberta Securities Commission on October 23, 2003 in respect of that company's failure to file certain financial information, which Cease Trade Order was revoked on March 25, 2004;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Lawrence Page, Q.C., a director and President of Saturna Beach Estates Ltd., a private company formed under the laws of British Columbia, Canada ("SBEL") which conducts the business of a vineyard and winery. On August 17, 2004 SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the *Companies' Creditors Arrangement Act* (Canada) that allowed SBEL to continue to run its daily business affairs without creditor action during financial reorganization. At the date hereof, the financial reorganization has been completed and the Order terminated;

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c) is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division, or function of the Company and an officer of the Company or any of its subsidiaries, and any other individual, who performed a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i) each CEO and CFO;

(ii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii) any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at August 31, 2006 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had [2] Named Executive Officers, Donald S. Bubar, the Company's CEO, and R. James Andersen, the Company's CFO. There were no other executive officers of the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended August 31, 2006.

SUMMARY COMPENSATION TABLE

Named Executive Officers

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities under Options/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen-sation
Donald S. Bubar	2006	85,000	Nil	57,500(5)	100,000/Nil	Nil	Nil	Nil
CEO	2005	12,500(4)	Nil	79,900(5)	Nil/Nil	Nil	Nil	Nil
	2004	8,000(4)	Nil	90,800(5)	175,000(7)/Nil	Nil	Nil	Nil
R. James Andersen	2006	29,000	Nil	Nil	250,000/Nil	Nil	Nil	Nil
CFO	2005	Nil	Nil	24,000(6)	Nil/Nil	Nil	Nil	Nil
	2004	Nil	Nil	24,000(6)	75,000(7)/Nil	Nil	Nil	Nil

Notes:
(1) Ended August 31
(2) Stock Appreciation Rights. The Company has not granted any SAR's.
(3) Long Term Incentive Plan. The Company does not have any LTIP.
(4) Including $2,000 accrued directors' fees.
(5) Paid or accrued to D.S. Bubar and Associates as fees for mineral exploration consulting services.
(6) Paid or accrued to Forbes Andersen LLP as fees for financial consulting services.
(7) Incentive Stock Options

Stock Appreciation Rights ("SARs") Grants
During The Most Recently Completed Financial Year

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly on or in part in changes in the trading price of the Company's shares. No SARs were granted or exercised during the most recently completed financial year.

Long Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Options

The Company has a Fixed Number Incentive Stock Option Plan (the "Plan") in place, the terms of which are as described below. The purpose of the Plan is to provide the directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company's shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company's shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Plan currently provides that the aggregate number of shares reserved for issuance under it, together with any stock options which were granted otherwise than under the Plan and which are outstanding, will not exceed 6,000,000. Options to purchase 625,000 common shares have been exercised and there are currently options outstanding to purchase up to 2,975,000 common shares which were granted under the Plan. Accordingly, the Company could grant stock options to purchase up to an additional 2,400,000 common shares under the Plan as of the date of this Information Circular.

Under the Plan, the option exercise price must not be less than the average of the closing trading prices of the common shares on the TSX Venture Exchange (the "Exchange") over the 10 trading days immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. An option granted under the Plan must be exercised within a period of ten years from the date of granting. Within this ten-year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed financial year of the Company, no options, share purchase warrants, or rights have been granted to the Named Executive Officers by the Company as compensation for employment services or office, and none are outstanding. However, the following table sets forth all incentive stock options ("Options") granted during the most recently completed financial year to the Named Executive Officers and to Non-Named Executive Officer Directors of the Company.

Name	Securities Under Options Granted (#)	% Of Total Options Granted To Employees In Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options On The Date Of Grant ($/Security)	Expiration Date
Named Executive Officers					
Donald S. Bubar	100,000	13	0.69	0.69	March 31, 2011
R. James Andersen	100,000	13	0.69	0.69	March 31, 2011
R. James Andersen	150,000	19	1.08	1.15	June 21, 2011

Name	Securities Under Options Granted (#)	% Of Total Options Granted To Employees In Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options On The Date Of Grant ($/Security)	Expiration Date
Non-Named Executive Officer Directors					
Alan Ferry	75,000	10	0.48	0.48	November 22, 2010
Brian D. MacEachen	75,000	10	0.48	0.48	November 22, 2010
F. Dale Corman	Nil	Nil	n/a	n/a	n/a
Joseph G. Monteith	75,000	10	0.48	0.48	November 22, 2010
Lawrence Page, Q.C.	Nil	Nil	n/a	n/a	n/a

Aggregated Option Exercises

The following table sets forth details of all exercised incentive stock options ("Options") during the most recently completed financial year by the Named Executive Officers, and by the Non-Named Executive Officer Directors, and the financial year end value of unexercised in-the-money Options on an aggregated basis.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options at Financial Year End ($) Exercisable/ Unexercisable
Named Executive Officers				
Donald S. Bubar	Nil	Nil	1,000,000/Nil	580,750/Nil
R. James Andersen	150,000	$75,000	400,000/Nil	99,250/Nil
Non-Named Executive Officer Directors				
Alan Ferry	Nil	Nil	175,000/Nil	100,750/Nil
Brian D. MacEachen	Nil	Nil	180,000/Nil	104,175/Nil
F. Dale Corman	Nil	Nil	175,000/Nil	115,750/Nil
Joseph G. Monteith	Nil	Nil	175,000/Nil	100,750/Nil
Lawrence Page, Q.C.	100,000	$63,750	100,000/Nil	66,000/Nil

Termination of Employment, Changes in Responsibilities and Employment Contracts

Under an Employment Agreement dated April 1, 2006, the Company employs Donald S. Bubar as the Company's President and Chief Executive Officer at an annual salary of $120,000 based on Mr. Bubar devoting a minimum of 10 days per month to the Company's affairs. The Employment Agreement is for a three year term, renewable for 12 month periods thereafter. The Company reimburses Mr. Bubar for all traveling and other out-of-pocket expenses incurred in connection with the performance of his duties as President and Chief Executive Officer. The Employment Agreement also provides that if Mr. Bubar's employment is terminated by the Company without cause, or by Mr. Bubar within six months of a change of control of the Company, the Company will pay to Mr. Bubar, immediately on termination, a lump sum in cash equal to:

(a) the amount that the Company would have been required to pay to Mr. Bubar for the six month period following termination, in the case of termination by the Company, or the balance of the term of the Employment Agreement, in the case of termination by Mr. Bubar within six months of a change of control of the Company; and

(b) the amount equal to an additional two months salary for every full or partial year of service to the Company, recognizing that Mr. Bubar's employment originally began on March 1, 1995.

The Employment Agreement provides that a change of control of the Company will be evidenced by the acquisition by any person, or by any person and its affiliates (as such terms are defined in the British Columbia *Business Corporations Act*) and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 20% of the outstanding common shares of the Company.

Other than the arrangements with Donald S. Bubar under the Employment Agreement disclosed above, the Company has no compensatory plan, contract or arrangement where the Named Executive Officers are entitled to receive more than $100,000 from the Company or its subsidiaries including periodic payments or installments in the event of the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company and its subsidiaries, a change in control of the Company or any of its subsidiaries or a change in the Named Executive Officers' responsibilities following a change in control. The Company is, however, also party to a Consulting Agreement dated August 1, 2005 with D.S. Bubar and Associates ("Bubar and Associates"), a firm of consulting geologists which includes Donald S. Bubar, pursuant to which Bubar and Associates agreed to provide mineral exploration and geological consulting services to the Company for a term of three years, renewable for 12 month periods thereafter, in consideration of a daily fee of $500 plus applicable goods and services tax. Bubar and Associates provides services to the Company at the rate of a minimum of 6 days and a maximum of 10 days per month. The Company has also agreed to reimburse Bubar and Associates for all traveling and other out-of-pocket expenses, without duplication, incurred in connection with the provision of the consulting services and for other technical support services provided such as drafting and data processing. The Consulting Agreement can be terminated by either Bubar and Associates or the Company on 60 days notice.

Compensation of Directors

The directors of the Company (except for Donald S. Bubar) each received or accrued directors' fees of $500 per quarter, for a total of $2,000 each during the financial year ended August 31, 2006.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has no equity compensation plans. The following table, however, sets out the number of the Company's shares to be issued and remaining available for future issuance under the Company's Incentive Stock Option Plan at the end of the Company's most recently completed financial year:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,075,000	$0.43	2,600,000
Equity compensation plans not approved by securityholders	Nil	$Nil	Nil
Total	3,075,000	$0.43	2,600,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires that each Tier 1 listed company disclose its policies established in accordance with National Instrument 58-201 – *Corporate Governance Guidelines* with respect to corporate governance in the same manner as issuers listed on the Toronto Stock Exchange. This disclosure must be made in accordance with National Instrument 58-101 – *Disclosure of Corporate Governance Practices.* The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value. The Company's Statement of Corporate Governance Practices is set out in Schedule "A" to this Information Circular.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors of the Company is comprised of Lawrence Page, Q.C., Alan Ferry, and Brian D. MacEachen, all of whom are considered to be financially literate and, are independent, in accordance with applicable securities regulations. The education and experience of each member relevant to the performance of such member's responsibilities as an audit committee member, are as follows:

Lawrence Page, Q.C. is a lawyer who has gained financial literacy by serving as an officer or director of numerous public companies involved in the mineral exploration business since 1965. In these positions, he would be responsible for receiving financial information relating to his Company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the Company and its operating results.

Alan Ferry is a chartered financial analyst with specific expertise in mining companies and is presently an employee of a financial institution involved with financing public companies involved in mining. As a financial analyst, he has extensive experience in analyzing the financial statements of public companies and fully understands how these statements are integral in assessing the financial position of the Company and its operating results.

Brian D. MacEachen is a chartered accountant who is currently a CFO for a public company involved in the mineral exploration business. He has extensive experience in the preparation, review, interpretation and auditing of financial statements for mining companies such as the Company. He reviews all interim financial statements in detail on behalf of the board and maintains a thorough understanding of the financial position and operating results of the Company throughout the year.

The mandate of the Audit Committee is described in Schedule "B" attached hereto.

The Audit Committee provides review and oversight of the Company's accounting and financial reporting process, and the audit process, including the selection, oversight, and compensation of the Company's external auditor.

Audit Fees

For the year ended August 31, 2006, the Company's external auditor charged the Company $12,225 plus GST in audit fees ($12,225 plus GST for the year ended August 31, 2005). These were the only fees charged by the Company's external auditors.

The Company, as a "venture issuer" is relying on the exemption in section 6.1 of Multilateral Instrument 52-110 *Audit Committees*.

APPOINTMENT OF AUDITOR

It has been proposed that Bolton & Bolton, Chartered Accountants, be re-appointed as Auditor of the Company for the ensuing year. Bolton & Bolton, Chartered Accountants, was first appointed Auditor of the Company on August 11, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Executive Compensation".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Executive Compensation".

PARTICULARS OF MATTERS TO BE ACTED UPON

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at Suite 1005, 111 Richmond Street West, Phone: (416) 364-4938, Fax: (604) 364-5162:

(a) the comparative financial statements of the Company for the financial year ended August 31, 2006 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to August 31, 2006 and related Management Discussion and Analysis; and

(b) this Information Circular.

DIRECTORS' APPROVAL

The Board of Directors of the Company has approved the contents of this Information Circular and the mailing of it to shareholders of record on December 15th, 2006.

**BY ORDER OF THE BOARD OF DIRECTORS
OF AVALON VENTURES LTD.**

"Donald S. Bubar"

Donald S. Bubar
President

SCHEDULE "A"

AVALON VENTURES LTD.
(the "Company")

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

General

National Policy 58-201 – *Corporate Governance Guidelines* establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 – *Disclosure of Corporate Governance Practices*, hereby discloses its corporate governance practices.

Board of Directors

The Company's Board of Directors consists of six directors, a majority of whom are "independent" based upon the tests for independence set forth in Multilateral Instrument 52-110 – *Audit Committees*.

The directors who are independent, as determined by the Board of Directors based on information provided to it by each director, are: Lawrence Page, Q.C., Dale Corman, Alan Ferry, Brian MacEachen and Joseph Monteith.

The Chairman of the Board, Lawrence Page, Q.C., is an independent director.

The only director who is not independent is Donald Bubar, because he is the President and Chief Executive Officer ("CEO") of the Company.

Participation of Directors in Other Reporting Issuers

The participation of certain of the directors in other reporting issuers is described in the following table:

Name of Director	Name of Reporting Issuer
Donald Bubar	Fortune River Resource Corp
Lawrence Page, Q.C.	Fortune River Resource Corp., Bravo Venture Group Inc., Quaterra Resources Inc., Southern Silver Exploration Corp., ABC Mining Ventures Inc., Canadian Empire Exploration Corp.
Dale Corman	Western Copper Corp., Glamis Gold Corp., Quaterra Resources Inc.

Name of Director	Name of Reporting Issuer
Alan Ferry	Guyana Goldfields Ltd., Interrock Minerals, Alyatte Enterprises
Brian MacEachen	Linear Gold Corp., Linear Metals Inc., Ucore Uranium Inc.
Joseph Monteith	None

Participation of Directors in Board Meetings

Since the beginning of the Company's most recently completed financial year, four meetings of the Board of Directors have been held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
Donald Bubar	4
Lawrence Page, Q.C.	4
Dale Corman	4
Alan Ferry	4
Brian MacEachen	4
Joseph Monteith	3

The independent directors are entitled and encouraged to hold meetings at which non-independent directors and management are not in attendance. The Company's auditors, legal counsel and employees may be invited to attend. No meeting of the independent directors has been held since the beginning of the Company's most recently completed financial year.

The Board believes that it has strong, experienced independent directors who openly and candidly voice their opinions at meetings. The Board believes that this structure facilitates the functioning of the Board independently of the Company's management and has therefore not appointed an independent lead director. The independent directors are able to exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which include the Audit Committee and the Compensation and Nomination Committee which are composed entirely of independent directors.

Board Mandate

The Board has adopted a written mandate, the text of which is as follows:

> The Board of Directors of the Company explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for (i) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization; (ii) adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of

the business, (iii) identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks, (iv) succession planning, including appointing, training and monitoring senior management, (v) adopting a communication policy for the Company, (vi) the integrity of the Company's internal control and management information systems, and (vii) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Position Description

The Board of Directors has not adopted position descriptions for the Chairman of the Board or for the Chairman of each of the committees. It has, however, adopted written mandates for the Board and each of the committees. The Board and each committee has designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors.

The Board has not adopted a position description for the President/CEO. However, the President/CEO has a list of enumerated duties and responsibilities in his employment contract, as approved by the Compensation and Nomination Committee and the Board.

Orientation, Continuing Education and Nomination of Directors

The Compensation and Nomination Committee ("CNC") is composed entirely of independent directors, Dale Corman, Joseph Monteith and Lawrence Page, Q.C.. In accordance with the CNC's mandate, the CNC is responsible for:

Nomination

1. recommending to the Board written mandates or terms of reference for the Board and for each of the committees of the Board;

2. reviewing the composition and size of the Board and its committee structure and make recommendations to the Board for changes;

3. recruiting new directors, developing lists of candidates, interviewing, and recommending new directors to the Board;

4. recommending to the Board an orientation and education program for new directors;

Compensation

1. review the Company's overall compensation strategy and objectives;

2. review and assess the President/CEO's performance against pre-agreed objectives and recommend to the Board the compensation of the President/CEO (without the President/CEO being present during the deliberation and vote);

3. review the performance assessments of the Company's other officers and, upon the advice of the President/CEO, recommend to the Board the compensation of such officers;

4. review and recommend to the Board policies related to providing Company shares to executives and employees (e.g., stock option plan, equity compensation plan, share purchase plan);

5. review executive appointments, employment agreements and terminations;

6. review senior management succession plans and participate in the recruitment of executives, especially succession to the President/CEO;

7. review and recommend to the Board of Directors the amount and form of directors' compensation;

8. review and recommend the disclosure describing executive compensation and development.

Neither the Board nor the CNC has since the beginning of the Company's most recently completed financial year retained any compensation consultant or advisor.

Ethical Business Conduct

The Board has not adopted a Code of Business Conduct and Ethics.

Other Board Committees

The Company has no other formal committees other than the Audit Committee and Compensation and Nomination Committee.

Assessments

One of the responsibilities of the Compensation and Nomination Committee is to report to the Board, in the manner and to the extent the Committee deems appropriate, on the effectiveness of the performance of the Board as a whole, the committees of the Board and the contribution of individual directors, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors and Corporate Governance guidelines and rules which are in effect by regulatory bodies or other sources which the Committee deems appropriate.

SCHEDULE "B"

CHARTER

OF THE

AUDIT COMMITTEE

OF THE

BOARD OF DIRECTORS

OF

AVALON VENTURES LTD.

THE AUDIT COMMITTEE CHARTER

1. OVERALL PURPOSE / OBJECTIVES

The committee will provide review and oversight of the Company's accounting and financial reporting processes and audits of the Company's financial statements and will manage the relationship between the Company and its external auditors, including recommending to the Board the nomination and compensation of such external auditors. The committee will also assist the Board in fulfilling its responsibilities in reviewing the Company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors of the Company and will monitor the independence of those auditors. The committee will also be responsible for reviewing the Company's financial strategies, its financing plans and its use of the equity and debt markets.

To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company's business, operations and risks.

2. AUTHORITY

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to communicate directly with the external auditors of the Company, to ensure the attendance of Company officers at meetings as appropriate, to engage outside legal or professional counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such counsel or advisors engaged by the committee.

3. ORGANIZATION

3.1 Membership

a. The committee will be comprised of at least three members, a majority of whom are not executive officers of the Company and each of whom should meet the following independence and qualification requirements:

(i) A committee member may not, other than in his or her capacity as a member of the committee, Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company. The indirect acceptance of a consulting, advisory or other compensatory fee shall include acceptance of the fee by a spouse, minor child or stepchild, or child or stepchild sharing a home with the committee member, or by an entity in which such member is a partner,

member or principal or occupies a similar position and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to the Company.

(ii) A committee member may not be an affiliate of the Company or any of its subsidiaries.

b. The chairman of the committee will be nominated by the committee from time to time.

c. A quorum for any meeting of the committee will be two members.

d. The secretary of the committee will be such person as nominated by the chairman.

3.2 **Attendance at Meetings**

a. The committee may invite such other persons (e.g. the Chief Financial Officer or Chief Executive Officer) to its meetings, as it deems appropriate.

b. The external auditors should be present at each quarterly committee meeting and be expected to comment on the financial statements in accordance with best practices.

c. Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting it they consider that it is necessary.

d. The proceedings of all meetings will be minuted.

4. ROLES AND RESPONSIBILITIES

The committee will:

4.1 Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.2 Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.3 Review the Company's strategic and financing plans to assist the Board's understanding of the underlying financial risks and the financing alternatives.

4.4 Review management's plans to access the equity and debt markets and to provide the Board with advice and commentary.

4.5 Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

4.6 Review any legal matters which could significantly impact the financial statements as reported on by the Company's legal counsel and meet with such counsel whenever deemed appropriate.

4.7 Review the annual and quarterly financial statements including Management's Discussion and Analysis ("MD&A") in respect thereof and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements be included in the Company's securities filings.

4.8 Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of the disclosure thereof.

4.9 Focus on judgmental areas, for example those areas involving valuation of assets and liabilities and other commitments and contingencies.

4.10 Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

4.11 Meet with management and the external auditors to review the annual financial statements and MD&A in respect thereof, and the results of the audit.

4.12 Assess the fairness of the interim financial statements and disclosures including MD&A in respect thereof, and obtain explanations from management on whether:

(a) actual financial results for the interim period varied significantly from budgeted or projected results;

(b) generally accepted accounting principles have been consistently applied;

(c) there are any actual or proposed changes in accounting or financial reporting practices;

(d) there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

4.13 Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.14 Review the performance of the external auditors and approve in advance provision of services (such as review, attest or tax services) other than auditing.

4.15 Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Company.

4.16 Evaluate and, if and when appropriate, recommend to the Board selection, compensation or replacement of the external auditors.

4.17 Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors' review of the adequacy and effectiveness of the Company's accounting and financial controls.

4.18 Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.19 Obtain regular updates from management and the Company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.20 Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.21 If necessary, institute special investigations and, if appropriate, engage special counsel or experts to assist.

4.22 Review and update this Charter; receive approval of changes from the Board.

4.23 Work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee.

4.24 Create specific procedures for the receipt, retention and treatment of complaints regarding the Company's accounting, internal accounting controls and auditing matters. These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions.

4.25 Perform other functions as requested by the Board.

Form 52-109F1 ***Certification of Annual Filings***

I, R. James Andersen, Chief Financial Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer) for the period ended August 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

November 30, 2006

<u>(signed) "R. James Andersen"</u>
R. James Andersen
Chief Financial Officer

Form 52-109F1 ***Certification of Annual Filings***

I, Donald S. Bubar, Chief Executive Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer) for the period ended August 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

November 30, 2006

(signed) "Donald S. Bubar"
Donald S. Bubar
Chief Executive Officer

FILE NO. 82-4427

FORM 13-502F3B

CLASS 3B REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Avalon Ventures Ltd

Fiscal year end date used to calculate capitalization: August 31, 2006

Market value of securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i)	47,602,598
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See section 2.13(b) of the Rule)	(ii)	$0.86
Market value of class or series	(i)x(ii) =(A)	$40,938,234
(Repeat the above calculation for each listed or quoted class or series of securities of the reporting issuer)	(B)	$0

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) =	$40,938,234

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) — $1,300

Fee Payable

1/3 of the participation fee or $600, whichever is greater — $600

(See subsection 2.2(3) of the Rule)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = $600

12

Late Fee, if applicable — $0

(As determined under section 2.5 of the Rule)

FILE NO. 82-4427

Insider transaction detail - View details for issuer

2007-03-05 09:09 ET

Transactions sorted by : **Insider**
Issuer name : **Avalon Ventures (Starts with)**

Issuer name: Avalon Ventures Ltd

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Insider name: Andersen, Robert James

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
13935	2003-05-09	2003-06-13	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			470,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
826206	2006-11-01	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.0000	145,000	145,000					
826208	2006-11-02	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-11,000	0.9800	134,000	134,000					
826211	2006-11-03	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	0.9800	124,000	124,000					
826213	2006-11-06	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,000	0.9800	117,000	117,000					
826214	2006-11-06	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	0.9700	115,000	115,000					
826215	2006-11-06	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	0.9900	110,000	110,000					
826216	2006-11-08	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	0.9900	105,000	105,000					
826217	2006-11-08	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	0.9900	103,000	103,000					
826218	2006-11-10	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-12,500	0.9700	90,500	90,500					
826219	2006-11-10	2006-11-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-500	0.9900	90,000	90,000					
840901	2006-11-29	2006-12-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.0300	80,000	80,000					

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
840903	2006-11-29	2006-12-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	1.0500	50,000	50,000					
865441	2006-12-28	2007-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+100,000	1.0500	150,000	150,000					
572436	2003-05-09	2005-10-20	Indirect Ownership : Jim Andersen Professional Corporation	00 - Opening Balance-Initial SEDI Report									
572437	2005-10-13	2005-10-20	Indirect Ownership : Jim Andersen Professional Corporation	11 - Acquisition or disposition carried out privately	+475,000	0.6000	475,000	475,000					
613723	2005-12-22	2005-12-29	Indirect Ownership : Jim Andersen Professional Corporation	10 - Acquisition or disposition in the public market	-75,000	0.5000	400,000	400,000					
613724	2005-12-23	2005-12-29	Indirect Ownership : Jim Andersen Professional Corporation	10 - Acquisition or disposition in the public market	-25,000	0.5100	375,000	375,000					
613726	2005-12-23	2005-12-29	Indirect Ownership : Jim Andersen Professional Corporation	10 - Acquisition or disposition in the public market	-15,000	0.5200	360,000	360,000					
613727	2005-12-23	2005-12-29	Indirect Ownership : Jim Andersen Professional Corporation	10 - Acquisition or disposition in the public market	-10,000	0.5300	350,000	350,000					
675120	2006-03-14	2006-03-16	Indirect Ownership : Jim Andersen Professional Corporation	11 - Acquisition or disposition carried out privately	+125,000	0.7300	475,000	475,000					
840905	2006-11-29	2006-12-04	Indirect Ownership : Jim Andersen Professional Corporation	10 - Acquisition or disposition in the public market	-75,000	1.0500	400,000	400,000					
484001	2003-05-09	2004-02-06	Indirect Ownership : RRSP	00 - Opening Balance-Initial SEDI Report									

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Security designation: Warrants (Common Shares)

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
	13937	2003-05-09	2003-06-13	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			220,000				Common Shares		220,000
	171870	2003-12-28	2004-01-25	Direct Ownership :	55 - Expiration of warrants	-100,000		120,000		0.6500	2003-12-28	Common Shares	-100,000	120,000
	171875	2004-01-23	2004-01-25	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+125,000		245,000		0.2500	2006-01-23	Common Shares	+125,000	245,000
	386656	2004-12-31	2005-01-05	Direct Ownership :	55 - Expiration of warrants	-120,000	0.2000	125,000	125,000	0.2000	2004-12-31	Common Shares	-120,000	125,000
O	386662	2004-12-31	2005-01-05	Direct Ownership :	15 - Acquisition or disposition under a prospectus	+25,000			150,000	0.2000	2006-01-03	Common Shares	+25,000	
A	386662	2004-12-31	2005-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+25,000		150,000	150,000	0.2000	2006-01-03	Common Shares	+25,000	150,000
	567333	2005-10-05	2005-10-07	Direct Ownership :	54 - Exercise of warrants	-25,000		125,000	125,000	0.2000	2006-01-03	Common Shares	-25,000	125,000
	616834	2006-01-03	2006-01-06	Direct Ownership :	54 - Exercise of warrants	-125,000		0	0	0.3000		Common Shares	-125,000	0
	865447	2006-12-28	2007-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+50,000		50,000	50,000	1.3500	2007-12-29	Common Shares	+50,000	50,000

Insider name: Bubar, Donald Stephen

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
566371	2005-10-04	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	0.5000	1,144,500						
566372	2005-10-04	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	0.5100	1,139,500						
566373	2005-10-06	2005-10-07	Direct Ownership :	54 - Exercise of warrants	+35,000	0.2000	1,174,500						
611929	2005-12-16	2005-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	0.4800	1,124,500						
611935	2005-12-23	2005-12-23	Direct Ownership :	54 - Exercise of warrants	+80,000	0.2900	1,204,500						
802137	2006-09-21	2006-09-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-175,000	0.8800	1,029,500						
802152	2006-09-26	2006-09-28	Direct Ownership :	51 - Exercise of options	+300,000	0.3800	1,329,500						
826259	2006-11-02	2006-11-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-125,000	0.9500	1,204,500						
862445	2006-12-28	2007-01-02	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+25,000	1.0500	1,229,500						
885699	2007-01-29	2007-02-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-250,000	1.2600	979,500						
885700	2007-01-30	2007-02-03	Direct Ownership :	51 - Exercise of options	+250,000	0.2700	1,229,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
36233	2003-05-31	2003-07-04	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,175,000				Common Shares		129,250
198749	2004-02-16	2004-02-26	Direct Ownership :	52 - Expiration of options	-350,000		825,000		0.8000	2004-02-16	Common Shares	-350,000	-220,750
198762	2004-02-16	2004-02-26	Direct Ownership :	50 - Grant of options	+175,000		1,000,000		0.2500	2009-02-16	Common Shares	+175,000	-45,750
677398	2006-03-13	2006-03-20	Direct Ownership :	50 - Grant of options	+100,000		1,100,000		0.6900	2011-03-13	Common Shares	+100,000	54,250
677409	2006-03-14	2006-03-20	Direct Ownership :	52 - Expiration of options	-100,000		1,000,000	1,000,000	0.7500	2006-03-14	Common Shares	-100,000	-45,750
802147	2006-09-26	2006-09-28	Direct Ownership :	51 - Exercise of options	-300,000	0.3800	700,000		0.3800	2006-10-10	Common Shares	-300,000	-345,750
885703	2006-10-17	2007-02-03	Direct Ownership :	50 - Grant of options	+300,000		1,000,000	1,000,000	0.8000	2011-10-17	Common Shares	+300,000	-45,750
885701	2007-01-30	2007-02-03	Direct Ownership :	51 - Exercise of options	-250,000		750,000		0.2700	2007-03-12	Common Shares	-250,000	-295,750
885702	2007-01-30	2007-02-03	Direct Ownership :	50 - Grant of options	+250,000		1,000,000		1.2000	2012-01-30	Common Shares	+250,000	-45,750

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
36234	2003-05-31	2003-07-04	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			20,000				Common Shares		13,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
167242	2003-12-29	2004-01-19	Direct Ownership :	55 - Expiration of warrants	-20,000	0.2500	0		0.6500	2003-12-29	Common Shares	-20,000	7,000
167248	2004-01-09	2004-01-19	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+80,000	0.2500	80,000		0.2700	2006-01-09	Common Shares	+80,000	73,000
388915	2004-12-31	2005-01-10	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+35,000		115,000		0.2000	2006-01-03	Common Shares	+35,000	108,000
566381	2005-10-06	2005-10-07	Direct Ownership :	54 - Exercise of warrants	-35,000	0.2000	80,000		0.2000	2006-01-03	Common Shares	-35,000	73,000
614817	2005-12-23	2005-12-23	Direct Ownership :	54 - Exercise of warrants	-80,000	0.2000	0		0.2000	2006-01-09	Common Shares	-80,000	-7,000
862455	2006-12-28	2007-01-02	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+12,500		12,500		1.3500	2007-04-29	Common Shares	+12,500	5,500

Insider name: Corman, Francis Dale

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

864329	2003-03-19	2007-01-04	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			
864341	2006-12-29	2007-01-04	Direct Ownership :	11 - Acquisition or disposition carried out privately	+300,000	1.0500	300,000
888627	2007-02-07	2007-02-07	Direct Ownership :	51 - Exercise of options	+50,000	0.2700	350,000

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)														
O	~~199338~~	~~2003-03-19~~	~~2004-02-20~~	~~Direct Ownership :~~	~~00 - Opening Balance-Initial SEDI Report~~							~~Common Shares~~		
A	199338	2003-03-19	2006-01-03	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			125,000				Common Shares		125,000
	615464	2004-02-16	2006-01-03	Direct Ownership :	52 - Expiration of options	-50,000	0.8000	75,000		0.8000	2004-02-16	Common Shares	-50,000	75,000
	~~100346~~	~~2004-02-17~~	~~2004-02-26~~	~~Direct Ownership :~~	~~50 - Grant of options~~	~~+100,000~~	~~0.2500~~	~~175,000~~		~~0.2500~~	~~2004-02-16~~	~~Common Shares~~	~~+100,000~~	~~175,000~~
	888624	2007-02-07	2007-02-07	Direct Ownership :	51 - Exercise of options	-50,000	0.2700	125,000		0.2700	2007-03-12	Common Shares	-50,000	125,000
Security designation: Warrants (Common Shares)														
	~~864343~~	~~2003-03-19~~	~~2007-01-04~~	~~Direct Ownership :~~	~~00 - Opening Balance-Initial SEDI Report~~							~~Common Shares~~		
	864347	2006-12-29	2007-01-04	Direct Ownership :	11 - Acquisition or disposition carried out privately	+150,000	1.3500	150,000		1.3500	2007-12-28	Common Shares	+150,000	150,000

Insider name: Dalgarno, Ralph, Douglass

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction
	~~601229~~	~~2004-03-29~~	~~2006-03-23~~	~~Direct Ownership :~~	~~00 - Opening Balance-Initial SEDI Report~~

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
681234	2006-03-23	2006-03-23	Direct Ownership :	51 - Exercise of options	+75,000	0.2500	75,000						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
234428	2004-03-29	2004-04-07	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
O 234429	2004-03-31	2004-04-07	Direct Ownership :	50 - Grant of options	+75,000	0.2500				2004-03-29	Common Shares	+75,000	
A 234429	2004-03-31	2004-04-07	Direct Ownership :	50 - Grant of options	+75,000	0.2500	75,000			2009-03-29	Common Shares	+75,000	75,000
861228	2006-03-23	2006-03-23	Direct Ownership :	51 - Exercise of options	-75,000		0		0.2500	2009-03-29	Common Shares	-75,000	0

Insider name: Ferry, Alan

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
862737	2004-02-16	2007-01-03	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									
862739	2006-12-28	2007-01-03	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+50,000	1.0500	50,000						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O 196440	2004-02-16	2004-02-24	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 496449	2004-02-16	2006-12-07	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			100,000				Common Shares		100,000
592415	2005-11-23	2005-11-29	Direct Ownership :	50 - Grant of options	+75,000	0.4800	175,000	125,000		2010-11-23	Common Shares	+75,000	175,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
862740	2004-02-16	2007-01-03	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
862745	2006-12-28	2007-01-03	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+25,000		25,000		1.3500	2007-12-29	Common Shares	+25,000	25,000

Insider name: MacEachen, Brian

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
56149	2003-05-23	2003-08-05	Control or Direction : Charlene MacEachen-Spouse	00 - Opening Balance-Initial SEDI Report			100,000	
55154	2003-05-23	2003-08-05	Direct Ownership :	00 - Opening Balance-Initial SEDI Report				
55169	2003-08-01	2003-08-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+175,000	0.1490	175,000	
529613	2005-08-01	2005-08-09	Direct Ownership :	54 - Exercise of warrants	+100,000	0.2000	275,000	275,000
593128	2005-11-23	2005-11-30	Indirect Ownership : Charlene MacEachen-Spouse	10 - Acquisition or disposition in the public market	-7,000	0.4650	93,000	

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
55144	2003-05-23	2003-08-05	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			157,500				Common Shares		157,500
200226	2004-02-16	2004-02-27	Direct Ownership :	50 - Grant of options	+52,500	0.2500	210,000		0.2500	2009-02-16	Common Shares	+52,500	210,000
593123	2005-11-23	2005-11-30	Direct Ownership :	52 - Expiration of options	-105,000	0.8200	105,000		0.8200	2005-03-02	Common Shares	-105,000	105,000
593126	2005-11-23	2005-11-30	Direct Ownership :	50 - Grant of options	+75,000	0.4800	180,000		0.4800	2010-11-23	Common Shares	+75,000	180,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
55172	2003-05-23	2003-08-05	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
55177	2003-08-01	2003-08-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+175,000	0.0010	175,000		0.2000	2005-07-31	Common Shares	+175,000	175,000
529603	2005-08-01	2005-08-09	Direct Ownership :	54 - Exercise of warrants	-100,000	0.2000	75,000	75,000	0.2000	2005-08-01	Common Shares	-100,000	75,000
529606	2005-08-01	2005-08-09	Direct Ownership :	55 - Expiration of warrants	-75,000	0.2000	0	0	0.2000	2005-08-01	Common Shares	-75,000	0

Insider name: Monteith, Joseph G.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

168050	2003-05-02	2004-01-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			835,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
168055	2004-01-09	2004-01-19	Direct Ownership :	11 - Acquisition or disposition carried out privately	+100,000	0.2500	435,000						
390292	2004-12-31	2005-01-11	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+70,000	0.1500	505,000						
594419	2005-11-22	2005-12-01	Direct Ownership :	54 - Exercise of warrants	+35,000	0.2000	540,000						
594422	2005-11-22	2005-12-01	Direct Ownership :	54 - Exercise of warrants	+100,000	0.2000	640,000						
865474	2006-12-28	2007-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+50,000	1.0500	690,000						
168436	2003-05-02	2004-01-20	Indirect Ownership : RRSP	00 - Opening Balance-Initial SEDI Report			30,000						

Security designation: Options (Common Shares)

168059	2003-05-02	2004-01-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			150,000				Common Shares		150,000
200247	2004-02-16	2004-02-27	Direct Ownership :	50 - Grant of options	+50,000	0.2500	200,000			2009-02-16	Common Shares	+50,000	200,000
594412	2005-03-02	2005-12-01	Direct Ownership :	52 - Expiration of options	-100,000	0.8200	100,000			2005-03-02	Common Shares	-100,000	100,000
594406	2005-11-23	2005-12-01	Direct Ownership :	50 - Grant of options	+75,000	0.4800	175,000			2010-11-23	Common Shares	+75,000	175,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Security designation: Warrants (Common Shares)

168064	2003-05-02	2004-01-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			200,000				Common Shares		200,000
168071	2004-01-09	2004-01-19	Direct Ownership :	11 - Acquisition or disposition carried out privately	+100,000	0.2900	300,000			2006-01-09	Common Shares	+100,000	300,000
390285	2004-12-31	2005-01-11	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+70,000	0.1500	370,000		0.2000	2006-01-03	Common Shares	+70,000	370,000
O 390290	2004-12-31	2005-01-11	Direct Ownership :	50 - Grant of options	+35,000				0.2000	2006-01-02	Common Shares	+35,000	
A 390290	2004-12-31	2005-01-11	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+35,000		405,000		0.2000	2006-01-02	Common Shares	+35,000	405,000
594415	2005-11-22	2005-12-01	Direct Ownership :	54 - Exercise of warrants	-35,000	0.2000	370,000				Common Shares	-35,000	370,000
594417	2005-11-22	2005-12-01	Direct Ownership :	54 - Exercise of warrants	-100,000	0.2900	270,000				Common Shares	-100,000	270,000
865479	2006-12-28	2007-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+25,000		295,000		1.3500	2007-12-29	Common Shares	+25,000	295,000

Insider name: *Page, Lawrence Peter*

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

O 209446	2000-04-25	2004-03-08	Direct Ownership :	00 - Opening Balance-Initial SEDI Report

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A	209446	2000-04-25	2006-08-09	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									
O	757695	2006-06-27	2006-07-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.1900							
A'	757695	2006-06-27	2006-08-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.1900	-10,000						
O	757697	2006-06-27	2006-07-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.2000							
A'	757697	2006-06-27	2006-08-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.2000	-20,000						
A	757695	2006-06-30	2006-08-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.1900							
A	757697	2006-06-30	2006-08-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.2000							
	757660	2006-07-07	2006-07-11	Direct Ownership :	51 - Exercise of options	+25,000	0.2700	5,000						
	757663	2006-07-07	2006-07-11	Direct Ownership :	51 - Exercise of options	+75,000	0.2000	80,000						
	807648	2006-10-02	2006-10-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-23,500	0.8700	56,500						
	807650	2006-10-02	2006-10-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-12,500	0.8600	44,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
807652	2006-10-02	2006-10-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,000	0.8800	41,000						
807653	2006-10-03	2006-10-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-11,000	0.8600	30,000						
813267	2006-10-17	2006-10-17	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	0.7500	20,000						
832788	2006-11-20	2006-11-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	0.8900	10,000						
832791	2006-11-20	2006-11-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	0.9000	9,000						
832795	2006-11-21	2006-11-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,500	0.9000	3,500						
832851	2006-11-22	2006-11-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,500	0.9000	0						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
209450	2000-04-25	2004-03-08	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			20,000				Common Shares		20,000
209462	2002-02-04	2004-03-08	Direct Ownership :	52 - Expiration of options	-20,000		0	0		2002-02-04	Common Shares	-20,000	0
209469	2002-03-12	2004-03-08	Direct Ownership :	50 - Grant of options	+25,000	0.2700		25,000		2007-03-12	Common Shares	+25,000	

END